1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 15, 2017	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries Consolidated Financial Statements for the Three Months Ended March 31, 2017 and 2016 and Independent Accountants’ Review Report

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Board of Directors and Shareholders

Taiwan Semiconductor Manufacturing Company Limited

We have reviewed the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the “Company”) as of March 31, 2017 and 2016 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the three months ended March 31, 2017 and 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these consolidated financial statements based on our reviews.

We conducted our reviews in accordance with Statement on Auditing Standards No. 36, “Review of Financial Statements,” issued by the Auditing Standards Committee of the Accounting Research and Development Foundation of the Republic of China. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of China, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34, “Interim Financial Reporting,” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

May 9, 2017

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent accountants’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent accountants’ review report and consolidated financial statements shall prevail.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2017 (Reviewed)		December 31, 2016 (Audited)		March 31, 2016 (Reviewed)
	Amount	%	Amount	%	Amount	%

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$564,725,266	29	$541,253,833	29	$617,984,318	36
Financial assets at fair value through profit or loss (Note 7)	5,374,003	—	6,451,112	—	618,810	—
Available-for-sale financial assets (Notes 8 and 14)	71,083,797	4	67,788,767	4	22,232,905	1
Held-to-maturity financial assets (Note 9)	18,140,374	1	16,610,116	1	7,561,182	1
Hedging derivative financial assets (Note 10)	—	—	5,550	—	—	—
Notes and accounts receivable, net (Note 11)	108,532,829	6	128,335,271	7	96,273,270	6
Receivables from related parties (Note 29)	494,839	—	969,559	—	683,818	—
Other receivables from related parties (Note 29)	135,051	—	146,788	—	141,009	—
Inventories (Notes 12 and 33)	50,389,022	3	48,682,233	3	57,242,320	3
Other financial assets (Notes 30 and 33)	3,761,484	—	4,100,475	—	7,057,944	—
Other current assets (Note 17)	3,025,168	—	3,385,422	—	2,695,531	—

Total current assets	825,661,833	43	817,729,126	44	812,491,107	47

NONCURRENT ASSETS
Held-to-maturity financial assets (Note 9)	20,499,458	1	22,307,561	1	17,525,301	1
Financial assets carried at cost (Note 13)	4,079,292	—	4,102,467	—	4,093,568	—
Investments accounted for using equity method (Note 14)	19,940,062	1	19,743,888	1	24,715,683	1
Property, plant and equipment (Note 15)	1,037,364,143	54	997,777,687	53	844,305,450	49
Intangible assets (Note 16)	14,278,436	1	14,614,846	1	13,989,513	1
Deferred income tax assets (Note 4)	10,644,401	—	8,271,421	—	7,561,741	1
Refundable deposits	572,005	—	407,874	—	443,337	—
Other noncurrent assets (Note 17)	1,624,131	—	1,500,432	—	1,399,936	—

Total noncurrent assets	1,109,001,928	57	1,068,726,176	56	914,034,529	53

TOTAL	$1,934,663,761	100	$1,886,455,302	100	$1,726,525,636	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 18)	$54,666,000	3	$57,958,200	3	$34,690,040	2
Financial liabilities at fair value through profit or loss (Note 7)	124,935	—	191,135	—	16	—
Hedging derivative financial liabilities (Note 10)	3,908	—	—	—	458	—
Accounts payable	23,081,567	1	26,062,351	2	18,513,952	1
Payables to related parties (Note 29)	1,171,195	—	1,262,174	—	1,115,073	—
Salary and bonus payable	10,703,656	1	13,681,817	1	8,580,300	1
Accrued profit sharing bonus to employees and compensation to directors and supervisors (Notes 22 and 27)	28,857,625	1	22,894,006	1	25,395,073	1
Payables to contractors and equipment suppliers	57,671,953	3	63,154,514	3	33,953,061	2
Income tax payable (Note 4)	52,874,433	3	40,306,054	2	41,474,426	2
Provisions (Note 19)	11,298,320	1	18,037,789	1	10,090,163	1
Long-term liabilities - current portion (Note 20)	44,909,680	2	38,109,680	2	33,272,901	2
Accrued expenses and other current liabilities (Notes 21 and 29)	36,217,252	2	36,581,553	2	28,807,760	2

Total current liabilities	321,580,524	17	318,239,273	17	235,893,223	14

NONCURRENT LIABILITIES
Bonds payable (Note 20)	134,198,769	7	153,093,557	8	181,151,058	11
Long-term bank loans	19,360	—	21,780	—	30,000	—
Deferred income tax liabilities (Note 4)	90,944	—	141,183	—	13,831	—
Net defined benefit liability (Note 4)	8,537,369	—	8,551,408	—	7,437,455	—
Guarantee deposits (Note 21)	12,321,468	1	14,670,433	1	19,492,280	1
Others	1,605,302	—	1,686,542	—	1,561,713	—

Total noncurrent liabilities	156,773,212	8	178,164,903	9	209,686,337	12

Total liabilities	478,353,736	25	496,404,176	26	445,579,560	26

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE PARENT
Capital stock (Note 22)	259,303,805	13	259,303,805	14	259,303,805	15

Capital surplus (Note 22)	56,282,118	3	56,272,304	3	56,317,375	3

Retained earnings (Note 22)
Appropriated as legal capital reserve	208,297,945	11	208,297,945	11	177,640,561	11
Unappropriated earnings	951,339,122	49	863,710,224	46	781,434,518	45

	1,159,637,067	60	1,072,008,169	57	959,075,079	56

Others (Note 22)	(19,709,627)	(1)	1,663,983	—	5,276,848	—

Equity attributable to shareholders of the parent	1,455,513,363	75	1,389,248,261	74	1,279,973,107	74

NONCONTROLLING INTERESTS	796,662	—	802,865	—	972,969	—

Total equity	1,456,310,025	75	1,390,051,126	74	1,280,946,076	74

TOTAL	$1,934,663,761	100	$1,886,455,302	100	$1,726,525,636	100

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2017		2016
	Amount	%	Amount	%

NET REVENUE (Notes 23, 29 and 35)	$233,914,400	100	$203,495,361	100

COST OF REVENUE (Notes 12, 27, 29 and 33)	112,428,734	48	112,124,894	55

GROSS PROFIT BEFORE REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	121,485,666	52	91,370,467	45

REALIZED (UNREALIZED) GROSS PROFIT ON SALES TO ASSOCIATES	3,970	—	(32,889)	—

GROSS PROFIT	121,489,636	52	91,337,578	45

OPERATING EXPENSES (Notes 27 and 29)
Research and development	19,412,393	8	15,618,963	7
General and administrative	5,247,603	2	3,844,935	2
Marketing	1,496,487	1	1,415,099	1

Total operating expenses	26,156,483	11	20,878,997	10

OTHER OPERATING INCOME AND EXPENSES, NET (Note 27)	19,237	—	8,733	—

INCOME FROM OPERATIONS (Note 35)	95,352,390	41	70,467,314	35

NON-OPERATING INCOME AND EXPENSES
Share of profits of associates	666,810	—	840,895	—
Other income	2,104,979	1	1,332,589	1
Foreign exchange gain (loss), net (Note 34)	99,795	—	(1,093,618)	(1)
Finance costs	(816,664)	—	(850,580)	—
Other gains and losses (Note 24)	415,189	—	1,559,299	1

Total non-operating income and expenses	2,470,109	1	1,788,585	1

INCOME BEFORE INCOME TAX	97,822,499	42	72,255,899	36

INCOME TAX EXPENSE (Notes 4 and 25)	10,201,591	5	7,463,302	4

NET INCOME	87,620,908	37	64,792,597	32

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2017			2016
	Amount		%	Amount		%

OTHER COMPREHENSIVE INCOME (LOSS) (Notes 22 and 25)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations		$(21,243,594)	(9)		$(6,593,053)	(3)
Changes in fair value of available-for-sale financial assets		(93,470)	—		51,294	—
Share of other comprehensive income (loss) of associates		(61,657)	—		26,157	—
Income tax benefit related to items that may be reclassified subsequently		46,400	—		17,440	—

Other comprehensive loss for the period, net of income tax		(21,352,321)	(9)		(6,498,162)	(3)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$66,268,587	28		$58,294,435	29

NET INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$87,628,898	37		$64,781,493	32
Noncontrolling interests		(7,990)	—		11,104	—

		$87,620,908	37		$64,792,597	32

TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Shareholders of the parent		$66,274,790	28		$58,284,228	29
Noncontrolling interests		(6,203)	—		10,207	—

		$66,268,587	28		$58,294,435	29

	2017			2016
	Income Attributable to Shareholders of the Parent			Income Attributable to Shareholders of the Parent

EARNINGS PER SHARE (NT$, Note 26)
Basic earnings per share	$		3.38	$		2.50

Diluted earnings per share	$		3.38	$		2.50

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Shareholders of the Parent
							Others
	Capital Stock - Common Stock			Retained Earnings			Foreign Currency	Unrealized Gain/Loss from Available-		Unearned Stock-Based
	Shares (In Thousands)	Amount	Capital Surplus	Legal Capital Reserve	Unappropriated Earnings	Total	Translation Reserve	for-sale Financial Assets	Cash Flow Hedges Reserve	Employee Compensation	Total	Total	Noncontrolling Interests	Total Equity

BALANCE, JANUARY 1, 2017	25,930,380	$259,303,805	$56,272,304	$208,297,945	$863,710,224	$1,072,008,169	$1,661,237	$2,641	$105	$—	$1,663,983	$1,389,248,261	$802,865	$1,390,051,126

Net income (loss) for the three months ended March 31, 2017	—	—	—	—	87,628,898	87,628,898	—	—	—	—	—	87,628,898	(7,990)	87,620,908

Other comprehensive income (loss) for the three months ended March 31, 2017, net of income tax	—	—	—	—	—	—	(21,304,092)	(50,016)	—	—	(21,354,108)	(21,354,108)	1,787	(21,352,321)

Total comprehensive income (loss) for the three months ended March 31, 2017	—	—	—	—	87,628,898	87,628,898	(21,304,092)	(50,016)	—	—	(21,354,108)	66,274,790	(6,203)	66,268,587

Adjustments to share of changes in equities of associates	—	—	9,814	—	—	—	—	—	—	(19,502)	(19,502)	(9,688)	—	(9,688)

BALANCE, March 31, 2017	25,930,380	$259,303,805	$56,282,118	$208,297,945	$951,339,122	$1,159,637,067	$(19,642,855)	$(47,375)	$105	$(19,502)	$(19,709,627)	$1,455,513,363	$796,662	$1,456,310,025

BALANCE, JANUARY 1, 2016	25,930,380	$259,303,805	$56,300,215	$177,640,561	$716,653,025	$894,293,586	$11,039,949	$734,771	$(607)	$—	$11,774,113	$1,221,671,719	$962,760	$1,222,634,479

Net income for the three months ended March 31, 2016	—	—	—	—	64,781,493	64,781,493	—	—	—	—	—	64,781,493	11,104	64,792,597

Other comprehensive income (loss) for the three months ended March 31, 2016, net of income tax	—	—	—	—	—	—	(6,587,294)	89,938	91	—	(6,497,265)	(6,497,265)	(897)	(6,498,162)

Total comprehensive income (loss) for the three months ended March 31, 2016	—	—	—	—	64,781,493	64,781,493	(6,587,294)	89,938	91	—	(6,497,265)	58,284,228	10,207	58,294,435

Adjustments to share of changes in equities of associates	—	—	17,160	—	—	—	—	—	—	—	—	17,160	2	17,162

BALANCE, March 31, 2016	25,930,380	$259,303,805	$56,317,375	$177,640,561	$781,434,518	$959,075,079	$4,452,655	$824,709	$(516)	$—	$5,276,848	$1,279,973,107	$972,969	$1,280,946,076

The accompanying notes are an integral part of the consolidated financial statements.

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$97,822,499	$72,255,899
Adjustments for:
Depreciation expense	59,133,361	54,950,729
Amortization expense	1,038,824	896,332
Finance costs	816,664	850,580
Share of profits of associates	(666,810)	(840,895)
Interest income	(2,104,979)	(1,332,589)
Gain on disposal of property, plant and equipment, net	(22,195)	(8,235)
Impairment loss on financial assets	12,032	—
Loss on disposal of available-for-sale financial assets, net	8,982	10,829
Gain on disposal of financial assets carried at cost, net	—	(14,381)
Unrealized (realized) gross profit on sales to associates	(3,970)	32,889
Gain on foreign exchange, net	(7,106,552)	(1,293,976)
Loss from hedging instruments	15,780	11,870
Loss (gain) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	3,707	(10,625)
Changes in operating assets and liabilities:
Financial instruments at fair value through profit or loss	1,010,909	(685,378)
Notes and accounts receivable, net	18,227,303	(12,473,495)
Receivables from related parties	474,720	(178,096)
Other receivables from related parties	11,737	(15,991)
Inventories	(1,706,789)	9,809,950
Other financial assets	1,599,844	(3,129,147)
Other current assets	369,473	837,838
Other noncurrent assets	(152,473)	—
Accounts payable	(3,020,849)	3,728
Payables to related parties	(90,979)	(7,283)
Salary and bonus payable	(2,978,161)	(3,121,742)
Accrued profit sharing bonus to employees and compensation to directors and supervisors	5,963,619	4,436,180
Accrued expenses and other current liabilities	(824,558)	760,672
Provisions	(6,696,992)	(64,147)
Net defined benefit liability	(14,039)	(10,571)

Cash generated from operations	161,120,108	121,670,945
Income taxes paid	(112,064)	(142,092)

Net cash generated by operating activities	161,008,044	121,528,853

(Continued)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2017	2016

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of:
Available-for-sale financial assets	$(24,675,339)	$(11,171,713)
Held-to-maturity financial assets	(1,695,771)	(12,439,373)
Financial assets carried at cost	(202,032)	(187,378)
Property, plant and equipment	(102,505,595)	(38,141,373)
Intangible assets	(917,636)	(1,003,705)
Proceeds from disposal or redemption of:
Available-for-sale financial assets	18,436,274	2,943,420
Held-to-maturity financial assets	400,000	3,000,000
Financial assets carried at cost	—	14,381
Property, plant and equipment	151,904	12,470
Derecognition of hedging derivative financial instruments	(6,399)	(9,647)
Interest received	1,950,176	1,541,119
Refundable deposits paid	(191,217)	(55,609)
Refundable deposits refunded	25,376	47,608
Decrease in receivables for temporary payments	—	102,433

Net cash used in investing activities	(109,230,259)	(55,347,367)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term loans	(250,365)	(4,114,866)
Repayment of bonds	(10,000,000)	—
Repayment of long-term bank loans	(2,420)	—
Interest paid	(1,257,295)	(689,803)
Guarantee deposits received	723,339	200,080
Guarantee deposits refunded	(1,123,178)	(202,243)

Net cash used in financing activities	(11,909,919)	(4,806,832)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(16,396,433)	(6,079,266)

NET INCREASE IN CASH AND CASH EQUIVALENTS	23,471,433	55,295,388

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	541,253,833	562,688,930

CASH AND CASH EQUIVALENTS, END OF PERIOD	$564,725,266	$617,984,318

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2017 and 2016

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated on February 21, 1987. TSMC is a dedicated foundry in the semiconductor industry which engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

On September 5, 1994, TSMC’s shares were listed on the Taiwan Stock Exchange (TWSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The address of its registered office and principal place of business is No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan. The principal operating activities of TSMC’s subsidiaries are described in Note 4.

2.	THE AUTHORIZATION OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements were reported to the Board of Directors and issued on May 9, 2017.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed and issued into effect by the Financial Supervisory Commission (FSC) for application starting from 2017

Rule No. 1050050021 and Rule No. 1050026834 issued by the FSC stipulated that starting January 1, 2017, TSMC and its subsidiaries (collectively as the “Company”) should apply the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRS, IAS, IFRIC and SIC issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”) and endorsed and issued into effect by the FSC for application starting from 2017.

Except for the following, the initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC for application starting from 2017 would not have a significant effect on the Company’s accounting policies:

1)	Amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers

The amendments stipulate that other companies or institutions of which the chairman of the board of directors or president serves as the chairman of the board of directors or the president, or is the spouse or second immediate family of the chairman of the board of directors or president of the Company are deemed to have a substantive related party relationship, unless it can be demonstrated that no control, joint control, or significant influence exists. Furthermore, the amendments require the disclosure of the names of the related parties and the relationship with whom the Company has significant transaction. If the transaction or balance with a specific related party is 10% or more of the Company’s respective total transaction or balance, such transaction should be separately disclosed by the name of each related party.

When the amendments are applied retrospectively from January 1, 2017, the disclosure of related party transactions is enhanced, please refer to Note 29.

b.	The IFRSs issued by IASB but not yet endorsed and issued into effect by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed and issued into effect by the FSC. The FSC announced that the Company should apply IFRS 9 and IFRS 15 starting January 1, 2018. As of the date the consolidated financial statements were issued, the FSC has not announced the effective dates of other new IFRSs.

New, Revised or Amended Standards and Interpretations	Effective Date Issued by IASB (Note 1)

Annual Improvements to IFRSs 2014-2016 Cycle	Note 2
Amendment to IFRS 2 “Classification and Measurement of Share-based Payment Transactions”	January 1, 2018
IFRS 9 “Financial Instruments”	January 1, 2018
Amendments to IFRS 9 and IFRS 7 “Mandatory Effective Date of IFRS 9 and Transition Disclosure”	January 1, 2018
Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 15 “Revenue from Contracts with Customers”	January 1, 2018
Amendment to IFRS 15 “Clarifications to IFRS 15”	January 1, 2018
IFRS 16 “Leases”	January 1, 2019
Amendment to IAS 7 “Disclosure Initiative”	January 1, 2017
Amendment to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses”	January 1, 2017
IFRIC 22 “Foreign Currency Transactions and Advance Consideration”	January 1, 2018

Note 1:	The aforementioned new, revised or amended standards or interpretations are effective after fiscal year beginning on or after the effective dates, unless specified otherwise.
Note 2:	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except for the following items, the Company believes that the adoption of aforementioned standards or interpretations will not have a significant effect on the Company’s accounting policies.

1)	IFRS 9, “Financial Instruments”

All recognized financial assets currently in the scope of IAS 39, “Financial Instruments: Recognition and Measurement,” will be subsequently measured at either the amortized cost or the fair value. The classification and measurement requirements in IFRS 9 are stated as follows:

For the debt instruments invested by the Company, if the contractual cash flows that are solely for payments of principal and interest on the principal amount outstanding, the classification and measurement requirements are stated as follows:

a)	If the objective of the Company’s business model is to hold the financial asset to collect the contractual cash flows, such assets are measured at the amortized cost. Interest revenue should be recognized in profit or loss by using the effective interest method, continuously assessed for impairment and the impairment loss or reversal of impairment loss should be recognized in profit and loss.

b)	If the objective of the Company’s business model is to hold the financial asset both to collect the contractual cash flows and to sell the financial assets, such assets are measured at fair value through other comprehensive income and are continuously assessed for impairment. Interest revenue should be recognized in profit or loss by using the effective interest method. A gain or loss on a financial asset measured at fair value through other comprehensive income should be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When such financial asset is derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

The other financial assets which do not meet the aforementioned criteria should be measured at the fair value through profit or loss. However, the Company may irrevocably designate an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income. All relevant gains and losses shall be recognized in other comprehensive income, except for dividends which are recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

IFRS 9 adds a new expected loss impairment model to measure the impairment of financial assets. A loss allowance for expected credit losses should be recognized on financial assets measured at amortized cost and financial assets mandatorily measured at fair value through other comprehensive income. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Company should measure the loss allowance for that financial instrument at an amount equal to 12-month expected credit losses. If the credit risk on a financial instrument has increased significantly since initial recognition and is not deemed to be a low credit risk, the Company should measure the loss allowance for that financial instrument at an amount equal to the lifetime expected credit losses. The Company should always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables.

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risks eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

When IFRS 9 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application. However, the requirements for general hedge accounting shall be applied prospectively.

2)	IFRS 15, “Revenue from Contracts with Customers” and related amendment

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18, “Revenue,” IAS 11, “Construction Contracts,” and a number of revenue-related interpretations.

When applying IFRS 15, the Company shall recognize revenue by applying the following steps:

•	Identify the contract with the customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contracts; and

•	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 and related amendment are effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

3)	IFRS 16, “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Company is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Company may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Company should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for both the principal and interest portion of the lease liability are classified within financing activities.

When IFRS 16 becomes effective, the Company may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

Except for the aforementioned impact, as of the date that the accompanying consolidated financial statements were issued, the Company continues in evaluating the impact on its financial position and financial performance as a result of the initial adoption of the other standards or interpretations. The related impact will be disclosed when the Company completes the evaluation.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2016.

For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and IAS 34, “Interim Financial Reporting,” endorsed and issued into effect by the FSC. The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements prepared under the IFRSs endorsed and issued into effect by the FSC (collectively, “Taiwan-IFRSs”) for application starting from 2017.

Basis of Consolidation

The basis of preparation and the basis for the consolidated financial statements

The basis of preparation and the basis for the consolidated financial statements applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2016.

The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		March 31, 2017	December 31, 2016	March 31, 2016	Note

TSMC	TSMC North America	Selling and marketing of integrated circuits and other semiconductor devices	San Jose, California, U.S.A.	100%	100%	100%	—
	TSMC Japan Limited (TSMC Japan)	Customer service and supporting activities	Yokohama, Japan	100%	100%	100%	a)
	TSMC Partners, Ltd. (TSMC Partners)	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	Tortola, British Virgin Islands	100%	100%	100%	a)
	TSMC Korea Limited (TSMC Korea)	Customer service and supporting activities	Seoul, Korea	100%	100%	100%	a)
	TSMC Europe B.V. (TSMC Europe)	Customer service and supporting activities	Amsterdam, the Netherlands	100%	100%	100%	a)
	TSMC Global, Ltd. (TSMC Global)	Investment activities	Tortola, British Virgin Islands	100%	100%	100%	—
	TSMC China Company Limited (TSMC China)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Shanghai, China	100%	100%	100%	—
	TSMC Nanjing Company Limited (TSMC Nanjing)	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	Nanjing, China	100%	100%	—	b)
	VentureTech Alliance Fund III, L.P. (VTAF III)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	VentureTech Alliance Fund II, L.P. (VTAF II)	Investing in new start-up technology companies	Cayman Islands	98%	98%	98%	a)
	Emerging Alliance Fund, L.P. (Emerging Alliance)	Investing in new start-up technology companies	Cayman Islands	—	—	99.5%	a), c)
	TSMC Solar Europe GmbH	Selling of solar related products and providing customer service	Hamburg, Germany	100%	100%	100%	a), d)
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	Investment activities	Taipei, Taiwan	—	—	100%	e)
	VisEra Technologies Company Ltd. (VisEra Tech)	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	87%	87%	—	f)

(Continued)

			Establishment and Operating Location	Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products		March 31, 2017	December 31, 2016	March 31, 2016	Note

TSMC Partners	TSMC Design Technology Canada Inc. (TSMC Canada)	Engineering support activities	Ontario, Canada	100%	100%	100%	a)
	TSMC Technology, Inc. (TSMC Technology)	Engineering support activities	Delaware, U.S.A.	100%	100%	100%	a)
	TSMC Development, Inc. (TSMC Development)	Investing in companies involved in the manufacturing related business in the semiconductor industry	Delaware, U.S.A.	100%	100%	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), g)
	InveStar Semiconductor Development Fund, Inc. (II) LDC. (ISDF II)	Investing in new start-up technology companies	Cayman Islands	97%	97%	97%	a), g)
	VisEra Holding Company (VisEra Holding)	Investing in companies involved in the design, manufacturing and other related businesses in the semiconductor industry	Cayman Islands	—	—	98%	a), f)
TSMC Development	WaferTech, LLC (WaferTech)	Manufacturing, selling and testing of integrated circuits and other semiconductor devices	Washington, U.S.A.	100%	100%	100%	—
VTAF III	Mutual-Pak Technology Co., Ltd. (Mutual-Pak)	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	New Taipei, Taiwan	58%	58%	58%	a)
	Growth Fund Limited (Growth Fund)	Investing in new start-up technology companies	Cayman Islands	100%	100%	100%	a)
VTAF III, VTAF II and Emerging Alliance	VentureTech Alliance Holdings, LLC (VTA Holdings)	Investing in new start-up technology companies	Delaware, U.S.A.	—	—	100%	a), c), h)
VTAF III, VTAF II and TSMC	VTA Holdings	Investing in new start-up technology companies	Delaware, U.S.A.	100%	100%	—	a), c), h)
VisEra Holding	VisEra Tech	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	Hsin-Chu, Taiwan	—	—	87%	f)

(Concluded)

Note a:	This is an immaterial subsidiary for which the consolidated financial statements are not reviewed by the Company’s independent accountants.

Note b:	Under the investment agreement entered into with the municipal government of Nanjing, China on March 28, 2016, the Company will make an investment in Nanjing in the amount of approximately US$3 billion to establish a subsidiary operating a 300mm wafer fab with the capacity of 20,000 12-inch wafers per month, and a design service center. TSMC Nanjing was established in May 2016.

Note c:	Due to the expiration of the investment agreement between Emerging Alliance and TSMC, Emerging Alliance completed the liquidation procedures in April 2016. Emerging Alliance’s ownership in VTA Holdings was held directly by TSMC.

Note d:	TSMC Solar Europe GmbH has started the liquidation procedures.

Note e:	Chi Cherng was incorporated into TSMC in December 2016.

Note f:	To simplify investment structure, VisEra Tech owned by VisEra Holding was transferred to TSMC in the third quarter of 2016. In October 2016, VisEra Holding was incorporated into TSMC Partners, the subsidiary of TSMC.

Note g:	ISDF and ISDF II have started the liquidation procedures.

Note h:	VTA Holdings completed the liquidation procedures in April 2017.

Retirement Benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. The interim period income tax expense is accrued using the tax rate that would be applicable to expected total annual earnings, that is, the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION AND UNCERTAINTY

The same critical accounting judgments and key sources of estimates and uncertainty have been followed in these consolidated financial statements as were applied in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2016.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2017	December 31, 2016	March 31, 2016

Cash and deposits in banks	$564,224,428	$536,895,344	$610,578,696
Repurchase agreements collateralized by corporate bonds	500,838	2,361,250	7,005,622
Commercial paper	—	1,997,239	—
Repurchase agreements collateralized by government bonds	—	—	400,000

	$564,725,266	$541,253,833	$617,984,318

Deposits in banks consisted of highly liquid time deposits that were readily convertible to known amounts of cash and were subject to an insignificant risk of changes in value.

7.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2017	December 31, 2016	March 31, 2016

Financial assets

Held for trading
Forward exchange contracts	$23,432	$142,406	$618,810
Cross currency swap contracts	—	10,976	—

	23,432	153,382	618,810

Designated as at FVTPL
Time deposit	5,344,256	6,297,708	—
Forward exchange contracts	6,315	22	—

	5,350,571	6,297,730	—

	$5,374,003	$6,451,112	$618,810

Financial liabilities

Held for trading
Forward exchange contracts	$80,795	$91,585	$16
Designated as at FVTPL
Forward exchange contracts	44,140	99,550	—

	$124,935	$191,135	$16

The Company entered into derivative contracts to manage exposures due to fluctuations of foreign exchange rates. The derivative contracts entered into by the Company did not meet the criteria for hedge accounting. Therefore, the Company did not apply hedge accounting treatment for derivative contracts.

Outstanding forward exchange contracts consisted of the following:

Contract Amount
	Maturity Date	(In Thousands)

March 31, 2017

Sell NT$/Buy EUR	April 2017 to May 2017	NT$3,147,552/EUR96,000
Sell NT$/Buy JPY	April 2017 to May 2017	NT$12,846,853/JPY47,100,000
Sell US$/Buy EUR	April 2017	US$109,848/EUR101,270
Sell US$/Buy JPY	April 2017	US$129,021/JPY14,339,800
Sell US$/Buy NT$	April 2017 to May 2017	US$8,000/NT$245,033
Sell US$/Buy RMB	April 2017 to June 2017	US$469,482/RMB3,233,987

December 31, 2016

Sell NT$/Buy EUR	January 2017	NT$5,393,329/EUR159,400
Sell NT$/Buy JPY	January 2017	NT$7,314,841/JPY26,501,800
Sell US$/Buy EUR	January 2017	US$4,180/EUR4,000
Sell US$/Buy JPY	January 2017	US$428/JPY50,000
Sell US$/Buy NT$	January 2017 to February 2017	US$439,000/NT$14,138,202
Sell US$/Buy RMB	January 2017 to June 2017	US$421,750/RMB2,908,380

March 31, 2016

Sell US$/Buy JPY	April 2016	US$500/JPY56,125
Sell US$/Buy RMB	April 2016	US$193,000/RMB1,255,743
Sell US$/Buy NT$	April 2016 to May 2016	US$1,092,000/NT$35,729,464

Outstanding cross currency swap contracts consisted of the following:

Maturity Date	Contract Amount (In Thousands)	Range of Interest Rates Paid	Range of Interest Rates Received

December 31, 2016

January 2017	US$170,000/NT$5,487,600	3.98%	—

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	March 31, 2017	December 31, 2016	March 31, 2016

Corporate bonds	$31,423,219	$29,999,508	$9,343,220
Agency bonds/Agency mortgage-backed securities	17,234,724	14,880,482	5,507,441
Asset-backed securities	11,252,756	11,254,757	5,618,046
Government bonds	7,831,260	8,457,362	508,705
Publicly traded stocks	2,849,231	3,196,658	1,255,493
Commercial paper	492,607	—	—

	$71,083,797	$67,788,767	$22,232,905

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	March 31, 2017	December 31, 2016	March 31, 2016

Corporate bonds/Bank debentures	$22,241,885	$23,849,701	$16,860,145
Commercial paper	10,323,947	8,628,176	399,338
Negotiable certificate of deposit	4,555,500	4,829,850	4,827,000
Structured product	1,518,500	1,609,950	3,000,000

	$38,639,832	$38,917,677	$25,086,483

Current portion	$18,140,374	$16,610,116	$7,561,182
Noncurrent portion	20,499,458	22,307,561	17,525,301

	$38,639,832	$38,917,677	$25,086,483

10.	HEDGING DERIVATIVE FINANCIAL INSTRUMENTS

	March 31, 2017	December 31, 2016	March 31, 2016

Financial assets - current

Fair value hedges
Interest rate futures contracts	$—	$5,550	$—

Financial liabilities - current

Fair value hedges
Interest rate futures contracts	$3,908	$—	$458

The Company entered into interest rate futures contracts, which are used to hedge against price risk caused by changes in interest rates in the Company’s investments in fixed income securities.

The outstanding interest rate futures contracts consisted of the following:

Maturity Period	Contract Amount (US$ in Thousands)

March 31, 2017

June 2017	US$	52,400

December 31, 2016

March 2017	US$	53,600

March 31, 2016

June 2016	US$	8,000

11.	NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2017	December 31, 2016	March 31, 2016

Notes and accounts receivable	$109,010,938	$128,815,389	$96,761,458
Allowance for doubtful receivables	(478,109)	(480,118)	(488,188)

Notes and accounts receivable, net	$108,532,829	$128,335,271	$96,273,270

In principle, the payment term granted to customers is due 30 days from the invoice date or 30 days from the end of the month of when the invoice is issued. The allowance for doubtful receivables is assessed by reference to the collectability of receivables by performing the account aging analysis, historical experience and current financial condition of customers.

Except for those impaired, for the rest of the notes and accounts receivable, the account aging analysis at the end of the reporting period is summarized in the following table. Notes and accounts receivable include amounts that are past due but for which the Company has not recognized a specific allowance for doubtful receivables after the assessment since there has not been a significant change in the credit quality of its customers and the amounts are still considered recoverable. In addition, the Company has obtained guarantee to certain receivables.

Aging analysis of notes and accounts receivable, net

	March 31, 2017	December 31, 2016	March 31, 2016

Neither past due nor impaired	$94,790,800	$108,411,408	$83,871,066
Past due but not impaired
Past due within 30 days	9,682,935	15,017,824	10,181,534
Past due 31-60 days	550,853	1,844,726	1,815,102
Past due 61-120 days	3,508,241	3,061,313	405,568

	$108,532,829	$128,335,271	$96,273,270

Movements of the allowance for doubtful receivables

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance at January 1, 2017	$1,848	$478,270	$480,118
Reversal/Write-off	(1,848)	—	(1,848)
Effect of exchange rate changes	—	(161)	(161)

Balance at March 31, 2017	$—	$478,109	$478,109

Balance at January 1, 2016	$10,241	$478,010	$488,251
Effect of exchange rate changes	—	(63)	(63)

Balance at March 31, 2016	$10,241	$477,947	$488,188

Aging analysis of accounts receivable that is individually determined as impaired

	March 31, 2017	December 31, 2016	March 31, 2016

Past due over 121 days	$—	$1,848	$10,241

12.	INVENTORIES

	March 31, 2017	December 31, 2016	March 31, 2016

Finished goods	$8,024,042	$8,521,873	$5,812,241
Work in process	34,535,606	33,330,870	46,429,187
Raw materials	5,239,223	4,012,190	2,716,815
Supplies and spare parts	2,590,151	2,817,300	2,284,077

	$50,389,022	$48,682,233	$57,242,320

Reversal of the reserve for inventory write-downs resulting from the increase in net realizable value in the amount of NT$942,343 thousand and NT$544,672 thousand (excluding earthquake losses), respectively, were included in the cost of revenue for the three months ended March 31, 2017 and 2016. Please refer to related earthquake losses in Note 33.

13.	FINANCIAL ASSETS CARRIED AT COST

	March 31, 2017	December 31, 2016	March 31, 2016

Non-publicly traded stocks	$2,791,642	$2,944,859	$3,204,088
Mutual funds	1,287,650	1,157,608	889,480

	$4,079,292	$4,102,467	$4,093,568

Since there is a wide range of estimated fair values of the Company’s investments in non-publicly traded stocks, the Company concludes that the fair value cannot be reliably measured and therefore should be measured at the cost less any impairment.

The stock of Impinj, Inc. was listed in July 2016. Accordingly, the Company reclassified the aforementioned investments from financial assets carried at cost to available-for-sale financial assets.

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Associates consisted of the following:

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2017	December 31, 2016	March 31, 2016	March 31, 2017	December 31, 2016	March 31, 2016

Vanguard International Semiconductor Corporation (VIS)	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	Hsinchu, Taiwan	$9,072,232	$8,806,384	$8,846,336	28%	28%	28%
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	Manufacturing and selling of integrated circuits and other semiconductor devices	Singapore	7,153,964	7,163,516	9,649,635	39%	39%	39%

(Continued)

		Place of	Carrying Amount			% of Ownership and Voting Rights Held by the Company
Name of Associate	Principal Activities	Incorporation and Operation	March 31, 2017	December 31, 2016	March 31, 2016	March 31, 2017	December 31, 2016	March 31, 2016

Xintec Inc. (Xintec)	Wafer level chip size packaging and wafer level post passivation interconnection service	Taoyuan, Taiwan	$2,488,903	$2,599,807	$2,896,364	41%	41%	41%
Global Unichip Corporation (GUC)	Researching, developing, manufacturing, testing and marketing of integrated circuits	Hsinchu, Taiwan	1,224,963	1,174,181	1,174,917	35%	35%	35%
Motech Industries, Inc. (Motech)	Manufacturing and selling of solar cells, crystalline silicon solar wafer, solar module, solar inverter and design and construction of solar power systems	New Taipei, Taiwan	—	—	2,148,431	—	—	12%

			$19,940,062	$19,743,888	$24,715,683

(Concluded)

Starting June 2016, the Company has no longer served as Motech’s board of director. As a result, the Company exercises no significant influence over Motech. Therefore, Motech is no longer accounted for using the equity method. Further, such investment was reclassified to available-for-sale financial assets and the Company recognized a disposal loss of NT$259,960 thousand.

The market prices of the investments accounted for using the equity method in publicly traded stocks calculated by the closing price at the end of the reporting period are summarized as follows. The closing price represents the quoted price in active markets, the level 1 fair value measurement.

Name of Associate	March 31, 2017	December 31, 2016	March 31, 2016

VIS	$26,832,118	$26,089,360	$23,350,442

Xintec	$5,007,687	$3,622,227	$3,204,919

GUC	$4,738,818	$3,664,997	$3,926,449

Motech			$2,128,672

15.	PROPERTY, PLANT AND EQUIPMENT

	Land and Land Improvements	Buildings	Machinery and Equipment	Office Equipment	Assets under Finance Leases	Equipment under Installation and Construction in Progress	Total

Cost

Balance at January 1, 2017	$4,049,292	$304,404,474	$2,042,867,744	$34,729,640	$—	$387,199,675	$2,773,250,825
Additions (Deductions)	—	22,844,918	107,830,782	2,280,174	—	(33,261,906)	99,693,968
Disposals or retirements	—	(18,994)	(1,466,833)	(4,993)	—	—	(1,490,820)
Reclassification	—	—	8,791	1,507	—	—	10,298
Effect of exchange rate changes	(47,560)	(1,124,646)	(4,261,654)	(129,570)	—	(176,397)	(5,739,827)

Balance at March 31, 2017	$4,001,732	$326,105,752	$2,144,978,830	$36,876,758	$—	$353,761,372	$2,865,724,444

Accumulated depreciation and impairment

Balance at January 1, 2017	$524,845	$174,349,077	$1,577,377,509	$23,221,707	$—	$—	$1,775,473,138
Additions	7,106	4,600,837	53,350,352	1,175,066	—	—	59,133,361
Disposals or retirements	—	(18,994)	(1,336,213)	(4,974)	—	—	(1,360,181)
Reclassification	—	—	8,195	1,466	—	—	9,661
Effect of exchange rate changes	(29,992)	(910,592)	(3,861,614)	(93,480)	—	—	(4,895,678)

Balance at March 31, 2017	$501,959	$178,020,328	$1,625,538,229	$24,299,785	$—	$—	$1,828,360,301

Carrying amounts at January 1, 2017	$3,524,447	$130,055,397	$465,490,235	$11,507,933	$—	$387,199,675	$997,777,687

Carrying amounts at March 31, 2017	$3,499,773	$148,085,424	$519,440,601	$12,576,973	$—	$353,761,372	$1,037,364,143

Cost

Balance at January 1, 2016	$4,067,391	$296,801,864	$1,893,489,604	$30,700,049	$7,113	$192,111,548	$2,417,177,569
Additions	—	2,448,970	16,972,797	883,459	—	25,824,137	46,129,363
Disposals or retirements	—	—	(998,529)	(61,741)	—	—	(1,060,270)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(18,593)	(442,618)	(1,584,024)	(39,858)	—	(5,747)	(2,090,840)

Balance at March 31, 2016	$4,048,798	$298,808,216	$1,907,879,848	$31,489,022	$—	$217,929,938	$2,460,155,822

Accumulated depreciation and impairment

Balance at January 1, 2016	$506,185	$157,910,155	$1,385,857,655	$19,426,069	$7,113	$—	$1,563,707,177
Additions	7,557	4,382,978	49,527,167	1,033,027	—	—	54,950,729
Disposals or retirements	—	—	(983,846)	(61,680)	—	—	(1,045,526)
Reclassification	—	—	—	7,113	(7,113)	—	—
Effect of exchange rate changes	(11,222)	(341,013)	(1,380,339)	(29,434)	—	—	(1,762,008)

Balance at March 31, 2016	$502,520	$161,952,120	$1,433,020,637	$20,375,095	$—	$—	$1,615,850,372

Carrying amounts at March 31, 2016	$3,546,278	$136,856,096	$474,859,211	$11,113,927	$—	$217,929,938	$844,305,450

The significant part of the Company’s buildings includes main plants, mechanical and electrical power equipment and clean rooms, and the related depreciation is calculated using the estimated useful lives of 20 years, 10 years and 10 years, respectively.

16.	INTANGIBLE ASSETS

	Goodwill	Technology License Fees	Software and System Design Costs	Patent and Others	Total

Cost

Balance at January 1, 2017	$6,007,975	$9,546,007	$22,243,595	$5,386,435	$43,184,012
Additions	—	233,977	528,188	195,537	957,702
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,662	(17,960)	(10,298)
Effect of exchange rate changes	(249,171)	(2,607)	(6,197)	(6,275)	(264,250)

Balance at March 31, 2017	$5,758,804	$9,777,377	$22,698,011	$5,557,737	$43,791,929

Accumulated amortization and impairment

Balance at January 1, 2017	$—	$6,147,200	$18,144,428	$4,277,538	$28,569,166
Additions	—	385,022	525,031	128,771	1,038,824
Retirements	—	—	(75,237)	—	(75,237)
Reclassification	—	—	7,409	(17,070)	(9,661)
Effect of exchange rate changes	—	(2,607)	(5,125)	(1,867)	(9,599)

Balance at March 31, 2017	$—	$6,529,615	$18,596,506	$4,387,372	$29,513,493

Carrying amounts at January 1, 2017	$6,007,975	$3,398,807	$4,099,167	$1,108,897	$14,614,846

Carrying amounts at March 31, 2017	$5,758,804	$3,247,762	$4,101,505	$1,170,365	$14,278,436

Cost

Balance at January 1, 2016	$6,104,784	$8,454,304	$19,474,428	$4,879,026	$38,912,542
Additions	—	454,622	230,629	235,392	920,643
Retirements	—	—	(1,800)	—	(1,800)
Effect of exchange rate changes	(98,616)	2,607	(2,667)	(2,478)	(101,154)

Balance at March 31, 2016	$6,006,168	$8,911,533	$19,700,590	$5,111,940	$39,730,231

Accumulated amortization and impairment

Balance at January 1, 2016	$—	$4,779,388	$16,431,666	$3,635,608	$24,846,662
Additions	—	314,356	409,156	172,820	896,332
Retirements	—	—	(1,800)	—	(1,800)
Effect of exchange rate changes	—	2,607	(2,430)	(653)	(476)

Balance at March 31, 2016	$—	$5,096,351	$16,836,592	$3,807,775	$25,740,718

Carrying amounts at March 31, 2016	$6,006,168	$3,815,182	$2,863,998	$1,304,165	$13,989,513

The Company’s goodwill has been tested for impairment at the end of the annual reporting period and the recoverable amount is determined based on the value in use. The value in use was calculated based on the cash flow forecast from the financial budgets covering the future five-year period, and the Company used annual discount rate of 8.40% in its test of impairment for December 31, 2016 to reflect the relevant specific risk in the cash-generating unit.

17.	OTHER ASSETS

	March 31, 2017	December 31, 2016	March 31, 2016

Tax receivable	$1,921,963	$2,325,825	$1,534,342
Prepaid expenses	1,037,963	1,007,026	1,151,672
Net Input VAT	465,526	333,140	—
Long-term receivable	—	—	365,000
Others	1,223,847	1,219,863	1,044,453

	$4,649,299	$4,885,854	$4,095,467

Current portion	$3,025,168	$3,385,422	$2,695,531
Noncurrent portion	1,624,131	1,500,432	1,399,936

	$4,649,299	$4,885,854	$4,095,467

18.	SHORT-TERM LOANS

	March 31, 2017	December 31, 2016	March 31, 2016

Unsecured loans
Amount	$54,666,000	$57,958,200	$34,690,040

Original loan content
US$ (in thousands)	$1,800,000	$1,800,000	$1,078,000
Annual interest rate	1.08%-1.23%	0.87%-1.07%	0.62%-0.70%
Maturity date	Due by April 2017	Due by January 2017	Due in April 2016

19.	PROVISIONS

The Company’s current provisions were provisions for sales returns and allowances.

Sales Returns and Allowances

Three months ended March 31, 2017

Balance, beginning of period	$18,037,789
Provision	8,556,743
Payment	(15,250,080)
Effect of exchange rate changes	(46,132)

Balance, end of period	$11,298,320

Three months ended March 31, 2016

Balance, beginning of period	$10,163,536
Provision	6,999,654
Payment	(7,060,305)
Effect of exchange rate changes	(12,722)

Balance, end of period	$10,090,163

Provisions for sales returns and allowances are estimated based on historical experience and the consideration of varying contractual terms, and are recognized as a reduction of revenue in the same period of the related product sales.

20.	BONDS PAYABLE

	March 31, 2017	December 31, 2016	March 31, 2016

Domestic unsecured bonds	$144,200,000	$154,200,000	$166,200,000
Overseas unsecured bonds	34,925,500	37,028,850	48,270,000

	179,125,500	191,228,850	214,470,000
Less: Discounts on bonds payable	(26,731)	(35,293)	(56,041)
Less: Current portion	(44,900,000)	(38,100,000)	(33,262,901)

	$134,198,769	$153,093,557	$181,151,058

The major terms of overseas unsecured bonds are as follows:

Issuance Period	Total Amount (US$ in Thousands)	Coupon Rate	Repayment and Interest Payment

April 2013 to April 2016	$350,000	0.95%	Bullet repayment; interest payable semi-annually
April 2013 to April 2018	1,150,000	1.625%	The same as above

21.	GUARANTEE DEPOSITS

	March 31, 2017	December 31, 2016	March 31, 2016

Capacity guarantee	$18,222,000	$20,929,350	$25,744,000
Receivables guarantee	4,900,473	5,559,960	—
Others	173,876	181,312	185,365

	$23,296,349	$26,670,622	$25,929,365

Current portion (classified under accrued expenses and other current liabilities)	$10,974,881	$12,000,189	$6,437,085
Noncurrent portion	12,321,468	14,670,433	19,492,280

	$23,296,349	$26,670,622	$25,929,365

Some of guarantee deposits were refunded to customers by offsetting related accounts receivable.

22.	EQUITY

a.	Capital stock

	March 31, 2017	December 31, 2016	March 31, 2016

Authorized shares (in thousands)	28,050,000	28,050,000	28,050,000

Authorized capital	$280,500,000	$280,500,000	$280,500,000

Issued and paid shares (in thousands)	25,930,380	25,930,380	25,930,380

Issued capital	$259,303,805	$259,303,805	$259,303,805

A holder of issued common shares with par value of NT$10 per share is entitled to vote and to receive dividends.

The authorized shares include 500,000 thousand shares allocated for the exercise of employee stock options.

As of March 31, 2017, 1,072,185 thousand ADSs of TSMC were traded on the NYSE. The number of common shares represented by the ADSs was 5,360,926 thousand shares (one ADS represents five common shares).

b.	Capital surplus

	March 31, 2017	December 31, 2016	March 31, 2016

Additional paid-in capital	$24,184,939	$24,184,939	$24,184,939
From merger	22,804,510	22,804,510	22,804,510
From convertible bonds	8,892,847	8,892,847	8,892,847
From share of changes in equities of subsidiaries	107,798	107,798	100,761
From share of changes in equities of associates	291,969	282,155	334,263
Donations	55	55	55

	$56,282,118	$56,272,304	$56,317,375

Under the relevant laws, the capital surplus generated from donations and the excess of the issuance price over the par value of capital stock (including the stock issued for new capital, mergers and convertible bonds) may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or stock dividends up to a certain percentage of TSMC’s paid-in capital. The capital surplus from share of changes in equities of subsidiaries and associates may be used to offset a deficit; however, when generated from issuance of restricted shares for employees, such capital surplus may not be used for any purpose.

c.	Retained earnings and dividend policy

In accordance with the amendments to the R.O.C. Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The amendments to TSMC’s Articles of Incorporation on earnings distribution policy had been approved by TSMC’s shareholders in its meeting held on June 7, 2016. For policy about the profit sharing bonus to employees, please refer to Note 27.

TSMC’s amended Articles of Incorporation provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:

1)	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve equals TSMC’s paid-in capital;

2)	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

3)	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.

TSMC’s Articles of Incorporation also provide that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of earnings shall be made preferably by way of cash dividend. Distribution of earnings may also be made by way of stock dividend; provided that the ratio for stock dividend shall not exceed 50% of the total distribution.

Any appropriations of the profits are subject to shareholders’ approval in the following year.

The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve may be used to offset a deficit, or be distributed as dividends in cash or stocks for the portion in excess of 25% of the paid-in capital if the Company incurs no loss.

Pursuant to existing regulations, the Company is required to set aside additional special capital reserve equivalent to the net debit balance of the other components of stockholders’ equity, such as the accumulated balance of foreign currency translation reserve, unrealized valuation gain/loss from available-for-sale financial assets, gain/loss from changes in fair value of hedging instruments in cash flow hedges, etc. For the subsequent decrease in the deduction amount to stockholders’ equity, any special reserve appropriated may be reversed to the extent that the net debit balance reverses.

The appropriations of 2016 and 2015 earnings have been approved by TSMC’s Board of Directors in its meeting held on February 14, 2017 and by TSMC’s shareholders in its meeting held on June 7, 2016, respectively. The appropriations and dividends per share were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2016	Year 2015	Year 2016	Year 2015

Legal capital reserve	$33,424,718	$30,657,384
Cash dividends to shareholders	181,512,663	155,582,283	$7.0	$6.0

	$214,937,381	$186,239,667

The appropriations of earnings for 2016 are to be presented for approval in the TSMC’s shareholders’ meeting to be held on June 8, 2017 (expected).

Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

d.	Others

Changes in others were as follows:

	Three Months Ended March 31, 2017
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Unearned Stock-Based Employee Compensation	Total

Balance, beginning of period	$1,661,237	$2,641	$105	$—	$1,663,983
Exchange differences arising on translation of foreign operations	(21,242,411)	—	—	—	(21,242,411)
Changes in fair value of available-for-sale financial assets	—	(106,236)	—	—	(106,236)
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	9,796	—	—	9,796
Share of other comprehensive income (loss) of associates	(61,681)	24	—	—	(61,657)
Share of unearned stock-based employee compensation of associates	—	—	—	(19,502)	(19,502)
Income tax effect	—	46,400	—	—	46,400

Balance, end of period	$(19,642,855)	$(47,375)	$105	$(19,502)	$(19,709,627)

	Three Months Ended March 31, 2016
	Foreign Currency Translation Reserve	Unrealized Gain/Loss from Available-for- sale Financial Assets	Cash Flow Hedges Reserve	Total

Balance, beginning of period	$11,039,949	$734,771	$(607)	$11,774,113
Exchange differences arising on translation of foreign operations	(6,591,873)	—	—	(6,591,873)
Changes in fair value of available-for-sale financial assets	—	40,182	—	40,182
Cumulative (gain)/loss reclassified to profit or loss upon disposal of available-for-sale financial assets	—	10,829	—	10,829
Share of other comprehensive income of associates	4,579	21,487	91	26,157
Income tax effect	—	17,440	—	17,440

Balance, end of period	$4,452,655	$824,709	$(516)	$5,276,848

The aforementioned other equity includes the changes in other equities of TSMC and TSMC’s share of its subsidiaries and associates.

The exchange differences arising on translation of foreign operation’s net assets from its functional currency to TSMC’s presentation currency are recognized directly in other comprehensive income and also accumulated in the foreign currency translation reserve.

Unrealized gain/loss on available-for-sale financial assets represents the cumulative gains or losses arising from the fair value measurement on available-for-sale financial assets that are recognized in other comprehensive income, excluding the amounts recognized in profit or loss for the effective portion from changes in fair value of the hedging instruments. When those available-for-sale financial assets have been disposed of or are determined to be impaired subsequently, the related cumulative gains or losses in other comprehensive income are reclassified to profit or loss.

The cash flow hedges reserve represents the cumulative effective portion of gains or losses arising on changes in fair value of the hedging instruments entered into as cash flow hedges. The cumulative gains or losses arising on changes in fair value of the hedging instruments that are recognized and accumulated in cash flow hedges reserve will be reclassified to profit or loss only when the hedge transaction affects profit or loss.

Unearned stock-based employee compensation is the fair value of the restricted shares for employees based on the best estimates at the grant date of the number of shares that are expected to ultimately vest, which is debited to equity. Unearned stock-based employee compensation is reclassified to profit or loss over the vesting period.

23.	NET REVENUE

	Three Months Ended March 31
	2017	2016

Net revenue from sale of goods	$233,755,177	$203,383,417
Net revenue from royalties	159,223	111,944

	$233,914,400	$203,495,361

24.	OTHER GAINS AND LOSSES

	Three Months Ended March 31
	2017	2016

Gain (loss) on disposal of financial assets, net
Available-for-sale financial assets	$(8,982)	$(10,829)
Financial assets carried at cost	—	14,381
Other gains	36,095	37,428
Net gain on financial instruments at FVTPL
Held for trading	373,140	1,532,135
Designated as at FVTPL	50,134	—
Fair value hedges
Loss from hedging instruments	(15,780)	(11,870)
Gain (loss) arising from changes in fair value of available-for-sale financial assets in hedge effective portion	(3,707)	10,625
Impairment loss of financial assets
Financial assets carried at cost	(12,032)	—
Other losses	(3,679)	(12,571)

	$415,189	$1,559,299

25.	INCOME TAX

a.	Income tax expense recognized in profit or loss

	Three Months Ended March 31
	2017	2016

Current income tax expense
Current tax expense recognized in the current period	$12,642,088	$8,646,510
Other income tax adjustments	36,356	35,840

	12,678,444	8,682,350

Deferred income tax benefit
The origination and reversal of temporary differences	(1,039,536)	(246,750)
Investment tax credits and operating loss carryforward	(1,437,317)	(972,298)

	(2,476,853)	(1,219,048)

Income tax expense recognized in profit or loss	$10,201,591	$7,463,302

b.	Income tax expense recognized in other comprehensive income

	Three Months Ended March 31
	2017	2016

Deferred income tax benefit
Related to unrealized gain/loss on available-for-sale financial assets	$46,400	$17,440

c.	Integrated income tax information

	March 31, 2017	December 31, 2016	March 31, 2016

Balance of the Imputation
Credit Account - TSMC	$82,200,040	$82,072,562	$59,973,516

The estimated and actual creditable ratio for distribution of TSMC’s earnings of 2016 and 2015 were 13.96% and 12.57%, respectively; however, the creditable ratio for individual shareholders residing in the R.O.C. is half of the original creditable ratio according to the R.O.C. Income Tax Law.

The imputation credit allocated to shareholders is based on its balance as of the date of the dividend distribution. The estimated creditable ratio may change when the actual distribution of the imputation credit is made.

All of TSMC’s earnings generated prior to December 31, 1997 have been appropriated.

d.	Income tax examination

The tax authorities have examined income tax returns of TSMC through 2014. All investment tax credit adjustments assessed by the tax authorities have been recognized accordingly.

26.	EARNINGS PER SHARE

	Three Months Ended March 31
	2017	2016

Basic EPS	$3.38	$2.50

Diluted EPS	$3.38	$2.50

EPS is computed as follows:

	Amounts (Numerator)	Number of Shares (Denominator) (In Thousands)	EPS (NT$)

Three months ended March 31,2017

Basic/Diluted EPS
Net income available to common shareholders of the parent	$87,628,898	25,930,380	$3.38

Three months ended March 31,2016

Basic/Diluted EPS
Net income available to common shareholders of the parent	$64,781,493	25,930,380	$2.50

27.	ADDITIONAL INFORMATION OF EXPENSES BY NATURE

	Three Months Ended March 31
	2017	2016

a. Depreciation of property, plant and equipment

Recognized in cost of revenue	$54,492,962	$50,829,281
Recognized in operating expenses	4,634,177	4,115,030
Recognized in other operating income and expenses	6,222	6,418

	$59,133,361	$54,950,729

b. Amortization of intangible assets

Recognized in cost of revenue	$527,908	$489,677
Recognized in operating expenses	510,916	406,655

	$1,038,824	$896,332

c. Research and development costs expensed as incurred	$19,412,393	$15,618,963

	Three Months Ended March 31
	2017	2016

d. Employee benefits expenses

Post-employment benefits
Defined contribution plans	$575,760	$526,473
Defined benefit plans	67,875	68,025

	643,635	594,498
Other employee benefits	25,289,182	21,499,624

	$25,932,817	$22,094,122

Employee benefits expense summarized by function
Recognized in cost of revenue	$15,228,900	$13,105,421
Recognized in operating expenses	10,703,917	8,988,701

	$25,932,817	$22,094,122

In accordance with the amendments to the R.O.C. Company Act in May 2015 and the amended TSMC’s Articles of Incorporation approved by TSMC’s shareholders in its meeting held on June 7, 2016, TSMC shall allocate compensation to directors and profit sharing bonus to employees of TSMC not more than 0.3% and not less than 1% of annual profits during the period, respectively.

TSMC accrued profit sharing bonus to employees based on a percentage of net income before income tax, profit sharing bonus to employees and compensation to directors during the period, which amounted to NT$5,877,094 thousand and NT$4,344,524 thousand for the three months ended March 31, 2017 and 2016, respectively; compensation to directors was expensed based on estimated amount payable. If there is a change in the proposed amounts after the annual consolidated financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The Board of Directors of TSMC held on February 14, 2017 approved the profit sharing bonus to employees and compensation to directors in the amounts of NT$22,418,339 thousand and NT$376,432 thousand in cash for 2016, respectively. There is no significant difference between the aforementioned approved amounts and the amounts charged against earnings of 2016.

TSMC’s profit sharing bonus to employees and compensation to directors in the amounts of NT$20,556,888 thousand and NT$356,186 thousand in cash for 2015, respectively, had been approved by the Board of Directors on February 2, 2016. The profit sharing bonus to employees and compensation to directors in cash for 2015 had been reported to TSMC’s shareholders in its meeting held on June 7, 2016, after the amended TSMC’s Articles of Incorporation had been approved. The aforementioned approved amount has no difference with the one recognized in the consolidated financial statements for the year ended December 31, 2015.

The information about the appropriations of TSMC’s profit sharing bonus to employees and compensation to directors is available at the Market Observation Post System website.

28.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	March 31, 2017	December 31, 2016	March 31, 2016

Financial assets
FVTPL
Held for trading	$23,432	$153,382	$618,810
Designated as at FVTPL	5,350,571	6,297,730	—
Available-for-sale financial assets (Note)	75,163,089	71,891,234	26,326,473
Held-to-maturity financial assets	38,639,832	38,917,677	25,086,483
Derivative financial instruments in designated hedge accounting relationships	—	5,550	—
Loans and receivables
Cash and cash equivalents	564,725,266	541,253,833	617,984,318
Notes and accounts receivable (including related parties)	109,027,668	129,304,830	96,957,088
Other receivables	3,896,535	2,626,401	3,741,675
Refundable deposits	572,005	407,874	443,337

	$797,398,398	$790,858,511	$771,158,184

Financial liabilities
FVTPL
Held for trading	$80,795	$91,585	$16
Designated as at FVTPL	44,140	99,550	—
Derivative financial instruments in designated hedge accounting relationships	3,908	—	458
Amortized cost
Short-term loans	54,666,000	57,958,200	34,690,040
Accounts payable (including related parties)	24,252,762	27,324,525	19,629,025
Payables to contractors and equipment suppliers	57,671,953	63,154,514	33,953,061
Accrued expenses and other current liabilities	19,353,790	20,713,259	19,366,919
Bonds payable (including long-term liabilities-current portion)	179,098,769	191,193,557	214,413,959
Long-term bank loans (including long-term liabilities-current portion)	29,040	31,460	40,000
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	23,296,349	26,670,622	25,929,365

	$358,497,506	$387,237,272	$348,022,843

Note:	Including financial assets carried at cost.

b.	Financial risk management objectives

The Company seeks to ensure sufficient cost-efficient funding readily available when needed. The Company manages its exposure to foreign currency risk, interest rate risk, equity price risk, credit risk and liquidity risk with the objective to reduce the potentially adverse effects the market uncertainties may have on its financial performance.

The plans for material treasury activities are reviewed by Audit Committees and/or Board of Directors in accordance with procedures required by relevant regulations or internal controls. During the implementation of such plans, Corporate Treasury function must comply with certain treasury procedures that provide guiding principles for overall financial risk management and segregation of duties.

c.	Market risk

The Company is exposed to the financial market risks, primarily changes in foreign currency exchange rates, interest rates and equity investment prices.

Foreign currency risk

Most of the Company’s operating activities are denominated in foreign currencies. Consequently, the Company is exposed to foreign currency risk. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, the Company utilizes derivative financial instruments, such as currency forward contracts and cross currency swaps, and non-derivative financial instruments, such as foreign currency-denominated debt, to partially hedge its currency exposure.

The Company’s sensitivity analysis of foreign currency risk mainly focuses on the foreign currency monetary items at the end of the reporting period. Assuming an unfavorable 10% movement in the levels of foreign exchanges relative to the New Taiwan dollar, the net income for the three months ended March 31, 2017 and 2016 would have decreased by NT$878,838 thousand and NT$300,909 thousand, respectively, after taking into consideration of the hedging contracts and the hedged items.

Interest rate risk

The Company is exposed to interest rate risk primarily related to its outstanding debt and investments in fixed income securities. All of the Company’s bonds payable have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, because interest rates of the Company’s long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value.

Assuming the amount of the long-term bank loans at the end of the reporting period had been outstanding for the entire period and all other variables were held constant, a hypothetical 100 basis point (1.00%) increase in interest rates would have resulted in an increase in the interest expense, net of tax, by approximately NT$60 thousand and NT$83 thousand for the three months ended March 31, 2017 and 2016, respectively.

The Company classified its investments in fixed income securities as held-to-maturity and available-for-sale financial assets. Because held-to-maturity fixed income securities are measured at amortized cost, changes in interest rates would not affect the fair value. On the other hand, available-for-sale fixed income securities are exposed to fair value fluctuations caused by changes in interest rates. The Company utilized interest rate futures to partially hedge the interest rate risk on its available-for-sale fixed income investments. These hedges may offset only a portion of, but do not eliminate, the financial impact from movements in interest rates.

Based on a sensitivity analysis performed for the three months ended March 31, 2017 and 2016, a hypothetical 100 basis points (1.00%) increase in interest rates across all maturities would have resulted in a decrease in other comprehensive income by NT$1,778,761 thousand and NT$455,802 thousand, respectively.

Other price risk

The Company is exposed to equity price risk arising from available-for-sale equity investments.

Assuming a hypothetical decrease of 5% in prices of the equity investments at the end of the reporting period for the three months ended March 31, 2017 and 2016, the other comprehensive income would have decreased by NT$327,239 thousand and NT$260,202 thousand, respectively.

d.	Credit risk management

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company is exposed to credit risk from operating activities, primarily trade receivables, and from investing activities, primarily deposits, fixed-income investments and other financial instruments with banks. Credit risk is managed separately for business related and financial related exposures. As of the end of the reporting period, the Company’s maximum credit risk exposure is mainly from the carrying amount of financial assets.

Business related credit risk

The Company has considerable trade receivables outstanding with its customers worldwide. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As of March 31, 2017, December 31, 2016 and March 31, 2016, the Company’s ten largest customers accounted for 73%, 74% and 71% of accounts receivable, respectively. The Company believes the concentration of credit risk is not material for the remaining accounts receivable.

Financial credit risk

The Company regularly monitors and reviews the concentration limit applied to counterparties and adjusts the concentration limit according to market conditions and the credit standing of the counterparties. The Company mitigates its exposure by limiting the exposure to any individual counterparty and by selecting counterparties with investment-grade credit ratings.

e.	Liquidity risk management

The objective of liquidity risk management is to ensure the Company has sufficient liquidity to fund its business requirements associated with existing operations over the next 12 months. The Company manages its liquidity risk by maintaining adequate cash and cash equivalent, short-term available-for-sale financial assets and short-term held-to-maturity financial assets.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments, including principal and interest.

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

March 31, 2017

Non-derivative financial liabilities

Short-term loans	$54,687,875	$—	$—	$—	$54,687,875
Accounts payable (including related parties)	24,252,762	—	—	—	24,252,762
Payables to contractors and equipment suppliers	57,671,953	—	—	—	57,671,953
Accrued expenses and other current liabilities	19,353,790	—	—	—	19,353,790
Bonds payable	47,013,779	101,618,771	13,673,294	22,881,721	185,187,565
Long-term bank loans	10,463	19,954	—	—	30,417
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	10,974,881	12,235,825	85,643	—	23,296,349

	213,965,503	113,874,550	13,758,937	22,881,721	364,480,711

Derivative financial instruments

Forward exchange contracts
Outflows	36,386,668	—	—	—	36,386,668
Inflows	(36,341,820)	—	—	—	(36,341,820)

	44,848	—	—	—	44,848

	$214,010,351	$113,874,550	$13,758,937	$22,881,721	$364,525,559

December 31, 2016

Non-derivative financial liabilities

Short-term loans	$57,974,562	$—	$—	$—	$57,974,562
Accounts payable (including related parties)	27,324,525	—	—	—	27,324,525
Payables to contractors and equipment suppliers	63,154,514	—	—	—	63,154,514
Accrued expenses and other current liabilities	20,713,259	—	—	—	20,713,259
Bonds payable	40,669,468	99,161,486	35,340,742	22,979,426	198,151,122
Long-term bank loans	10,543	20,116	2,423	—	33,082
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	12,000,189	13,060,483	1,609,950	—	26,670,622

	221,847,060	112,242,085	36,953,115	22,979,426	394,021,686

Derivative financial instruments

Forward exchange contracts
Outflows	40,571,841	—	—	—	40,571,841
Inflows	(40,586,344)	—	—	—	(40,586,344)

	(14,503)	—	—	—	(14,503)

Cross currency swap contracts
Outflows	5,478,066	—	—	—	5,478,066
Inflows	(5,487,600)	—	—	—	(5,487,600)

	(9,534)	—	—	—	(9,534)

	$221,823,023	$112,242,085	$36,953,115	$22,979,426	$393,997,649

(Continued)

	Less Than 1 Year	2-3 Years	4-5 Years	5+ Years	Total

March 31, 2016

Non-derivative financial liabilities

Short-term loans	$34,704,042	$—	$—	$—	$34,704,042
Accounts payable (including related parties)	19,629,025	—	—	—	19,629,025
Payables to contractors and equipment suppliers	33,953,061	—	—	—	33,953,061
Accrued expenses and other current liabilities	19,366,919	—	—	—	19,366,919
Bonds payable	36,133,767	101,672,799	62,362,560	23,272,541	223,441,667
Long-term bank loans	11,191	21,336	10,145	—	42,672
Guarantee deposits (including those classified under accrued expenses and other current liabilities)	6,437,085	13,056,280	6,436,000	—	25,929,365

	150,235,090	114,750,415	68,808,705	23,272,541	357,066,751

Derivative financial instruments

Forward exchange contracts
Outflows	34,065,842	—	—	—	34,065,842
Inflows	(34,689,811)	—	—	—	(34,689,811)

	(623,969)	—	—	—	(623,969)

	$149,611,121	$114,750,415	$68,808,705	$23,272,541	$356,442,782

(Concluded)

f.	Fair value of financial instruments

1)	Fair value measurements recognized in the consolidated balance sheets

Fair value measurements are grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

2)	Fair value of financial instruments that are measured at fair value on a recurring basis

Fair value hierarchy

The following table presents the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	March 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$23,432	$—	$23,432
Designated as at FVTPL
Time deposit	—	5,344,256	—	5,344,256
Forward exchange contracts	—	6,315	—	6,315

	$—	$5,374,003	$—	$5,374,003

(Continued)

	March 31, 2017
	Level 1	Level 2	Level 3	Total

Available-for-sale financial assets

Corporate bonds	$31,423,219	$—	$—	$31,423,219
Agency bonds/Agency mortgage-backed securities	17,234,724	—	—	17,234,724
Asset-backed securities	—	11,252,756	—	11,252,756
Government bonds	7,831,260	—	—	7,831,260
Publicly traded stocks	2,849,231	—	—	2,849,231
Commercial paper	—	492,607	—	492,607

	$59,338,434	$11,745,363	$—	$71,083,797

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$80,795	$—	$80,795
Designated as at FVTPL
Forward exchange contracts	—	44,140	—	44,140

	$—	$124,935	$—	$124,935

Hedging derivative financial liabilities

Interest rate futures contracts	$3,908	$—	$—	$3,908

(Concluded)

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$142,406	$—	$142,406
Cross currency swap contracts	—	10,976	—	10,976
Designated as at FVTPL
Time deposit	—	6,297,708	—	6,297,708
Forward exchange contracts	—	22	—	22

	$—	$6,451,112	$—	$6,451,112

Available-for-sale financial assets

Corporate bonds	$29,999,508	$—	$—	$29,999,508
Agency bonds/Agency mortgage-backed securities	14,880,482	—	—	14,880,482
Asset-backed securities	—	11,254,757	—	11,254,757
Government bonds	8,457,362	—	—	8,457,362
Publicly traded stocks	3,196,658	—	—	3,196,658

	$56,534,010	$11,254,757	$—	$67,788,767

Hedging derivative financial assets

Interest rate futures contracts	$5,550	$—	$—	$5,550

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$91,585	$—	$91,585
Designated as at FVTPL
Forward exchange contracts	—	99,550	—	99,550

	$—	$191,135	$—	$191,135

	March 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL

Held for trading
Forward exchange contracts	$—	$618,810	$—	$618,810

Available-for-sale financial assets

Corporate bonds	$9,343,220	$—	$—	$9,343,220
Asset-backed securities	—	5,618,046	—	5,618,046
Agency bonds/Agency mortgage-backed securities	5,507,441	—	—	5,507,441
Publicly traded stocks	1,255,493	—	—	1,255,493
Government bonds	508,705	—	—	508,705

	$16,614,859	$5,618,046	$—	$22,232,905

Financial liabilities at FVTPL

Held for trading
Forward exchange contracts	$—	$16	$—	$16

Hedging derivative financial liabilities

Interest rate futures contracts	$458	$—	$—	$458

There were no transfers between Level 1 and Level 2 for the three months ended March 31, 2017 and 2016, respectively.

There were no purchases and disposals for assets classified as Level 3 for the three months ended March 31, 2017 and 2016, respectively.

Valuation techniques and assumptions used in fair value measurement

The fair values of financial assets and financial liabilities are determined as follows:

•	The fair values of interest rate futures contracts, publicly traded stocks, government bonds, agency bonds, agency mortgage-backed securities and corporate bonds are determined by quoted market prices in active markets.

•	Forward exchange contracts and cross currency swap contracts are measured using forward exchange rates and the discounted curves that are derived from quoted market prices. For investments in asset-backed securities, the fair values are determined by quoted market prices. For investments in commercial paper and time deposit designated as FVTPL, the fair values are determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

3)	Fair value of financial instruments that are not measured at fair value

Except as detailed in the following table, the Company considers that the carrying amounts of financial instruments that are not measured at fair value recognized in the consolidated financial statements approximate their fair values.

	March 31, 2017		December 31, 2016		March 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets

Held-to-maturity financial assets
Corporate bonds/Bank debentures	$22,241,885	$22,431,579	$23,849,701	$23,996,429	$16,860,145	$16,885,477
Commercial paper	10,323,947	10,343,339	8,628,176	8,630,769	399,338	398,928
Negotiable certificate of deposit	4,555,500	4,568,438	4,829,850	4,847,785	4,827,000	4,854,916
Structured product	1,518,500	1,513,549	1,609,950	1,609,738	3,000,000	2,996,985

Financial liabilities

Measured at amortized cost
Bonds payable	179,098,769	180,786,416	191,193,557	192,845,296	214,413,959	216,343,027

Fair value hierarchy

The table below sets out the fair value hierarchy for the Company’s assets and liabilities which are not required to measure at fair value:

	March 31, 2017
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$22,431,579	$—	$—	$22,431,579
Commercial paper	—	10,343,339	—	10,343,339
Negotiable certificate of deposit	—	4,568,438	—	4,568,438
Structured product	—	1,513,549	—	1,513,549

	$22,431,579	$16,425,326	$—	$38,856,905

Financial liabilities

Measured at amortized cost
Bonds payable	$180,786,416	$—	$—	$180,786,416

	December 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$23,996,429	$—	$—	$23,996,429
Commercial paper	—	8,630,769	—	8,630,769
Negotiable certificate of deposit	—	4,847,785	—	4,847,785
Structured product	—	1,609,738	—	1,609,738

	$23,996,429	$15,088,292	$—	$39,084,721

Financial liabilities

Measured at amortized cost
Bonds payable	$192,845,296	$—	$—	$192,845,296

	March 31, 2016
	Level 1	Level 2	Level 3	Total

Financial assets

Held-to-maturity securities
Corporate bonds/Bank debentures	$16,885,477	$—	$—	$16,885,477
Negotiable certificate of deposit	—	4,854,916	—	4,854,916
Structured product	—	2,996,985	—	2,996,985
Commercial paper	—	398,928	—	398,928

	$16,885,477	$8,250,829	$—	$25,136,306

Financial liabilities

Measured at amortized cost
Bonds payable	$216,343,027	$—	$—	$216,343,027

Fair value measurement

For investments in bonds, the fair value is determined using active market prices.

For investments in negotiable certificate of deposit and structured product, the fair values are determined by quoted market prices. For investment in commercial paper, the fair value is determined by the present value of future cash flows based on the discounted curves that are derived from the quoted market prices.

The fair value of the Company’s bonds payable is determined using active market prices.

29.	RELATED PARTY TRANSACTIONS

Intercompany balances and transactions between TSMC and its subsidiaries, which are related parties of TSMC, have been eliminated upon consolidation; therefore those items are not disclosed in this note. The following is a summary of significant transactions between the Company and other related parties:

a.	Related party name and categories

Related Party Name	Related Party Categories

GUC	Associates
VIS	Associates
SSMC	Associates
Xintec	Associates

b.	Net revenue

		Three Months Ended March 31
		2017	2016

Item	Related Party Categories

Net revenue from sale of goods	Associates	$1,524,150	$1,605,016

Net revenue from royalties	Associates	$117,775	$111,944

c.	Purchases

	Three Months Ended March 31
	2017	2016

Related Party Categories

Associates	$2,628,068	$2,345,245

d.	Receivables from related parties

		March 31, 2017	December 31, 2016	March 31, 2016

Item	Related Party Name

Receivables from related parties	GUC	$494,839	$969,136	$683,114
	Others	—	423	704

		$494,839	$969,559	$683,818

Other receivables from related parties	VIS	$84,321	$86,038	$97,647
	SSMC	50,474	60,641	40,521
	Others	256	109	2,841

		$135,051	$146,788	$141,009

e.	Payables to related parties

		March 31, 2017	December 31, 2016	March 31, 2016

Item	Related Party Name

Payables to related parties	VIS	$604,897	$587,407	$531,477
	SSMC	383,246	506,121	258,813
	Xintec	171,524	124,541	289,995
	Others	11,528	44,105	34,788

		$1,171,195	$1,262,174	$1,115,073

f.	Accrued expenses and other current liabilities

		March 31, 2017	December 31, 2016	March 31, 2016

Item	Related Party Categories

Advance receipts	Associates	$384,778	$210,791	$—

g.	Others

		Three Months Ended March 31
		2017	2016

Item	Related Party Categories

Manufacturing expenses	Associates	$256,657	$386,173

Research and development expenses	Associates	$14,489	$41,092

The sales prices and payment terms to related parties were not significantly different from those of sales to third parties. For other related party transactions, price and terms were determined in accordance with mutual agreements.

The Company leased factory and office from Xintec and VIS. The lease terms and prices were both determined in accordance with mutual agreements. The rental expenses were paid to Xintec and VIS monthly; the related expenses were both classified under manufacturing expenses.

The Company deferred the disposal gain/loss derived from sales of property, plant and equipment to related parties (transactions with associates), and then recognized such gain/loss over the depreciable lives of the disposed assets.

h.	Compensation of key management personnel

The compensation to directors and other key management personnel for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31
	2017	2016

Short-term employee benefits	$527,053	$374,776
Post-employment benefits	1,146	1,038

	$528,199	$375,814

The compensation to directors and other key management personnel were determined by the Compensation Committee of TSMC in accordance with the individual performance and the market trends.

30.	PLEDGED ASSETS

The Company provided certificate of deposits recorded in other financial assets as collateral mainly for building lease agreements. As of March 31, 2017, December 31, 2016 and March 31, 2016, the aforementioned other financial assets amounted to NT$157,244 thousand, NT$185,698 thousand and NT$154,406 thousand, respectively.

31.	SIGNIFICANT OPERATING LEASE ARRANGEMENTS

The Company’s major significant operating leases are arrangements on several parcels of land, office premises and certain office equipment.

Future minimum lease payments under the above non-cancellable operating leases are as follows:

	March 31, 2017	December 31, 2016	March 31, 2016

Not later than 1 year	$1,272,661	$1,321,546	$1,311,773
Later than 1 year and not later than 5 years	3,639,334	3,677,432	3,997,732
Later than 5 years	6,727,624	6,623,957	8,021,844

	$11,639,619	$11,622,935	$13,331,349

32.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Significant contingent liabilities and unrecognized commitments of the Company as of the end of the reporting period, excluding those disclosed in other notes, were as follows:

a.	Under a technical cooperation agreement with Industrial Technology Research Institute, the R.O.C. Government or its designee approved by TSMC can use up to 35% of TSMC’s capacity provided TSMC’s outstanding commitments to its customers are not prejudiced. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. As of March 31, 2017, the R.O.C. Government did not invoke such right.

b.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, which is an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. Nevertheless, in September 2006, Philips spun-off its semiconductor subsidiary which was renamed as NXP B.V. Further, TSMC and NXP B.V. purchased all the SSMC shares owned by EDB Investments Pte Ltd. pro rata according to the Shareholders Agreement on November 15, 2006. After the purchase, TSMC and NXP B.V. currently own approximately 39% and 61% of the SSMC shares, respectively. TSMC and NXP B.V. are required, in the aggregate, to purchase at least 70% of SSMC’s capacity, but TSMC alone is not required to purchase more than 28% of the capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs. There was no default from the aforementioned commitment as of March 31, 2017.

c.	TSMC joined the Customer Co-Investment Program of ASML and entered into the investment agreement in August 2012. The agreement includes an investment of EUR837,816 thousand by TSMC Global to acquire 5% of ASML’s equity with a lock-up period of 2.5 years. TSMC Global has acquired the aforementioned equity on October 31, 2012. The lock-up period expired on May 1, 2015 and as of October 8, 2015, all ASML shares had been disposed.

Both parties also signed the research and development funding agreement whereby TSMC shall provide EUR276,000 thousand to ASML’s research and development programs from 2013 to 2017. As of March 31, 2017, TSMC has paid EUR244,402 thousand to ASML under the research and development funding agreement.

d.	Amounts available under unused letters of credit as of March 31, 2017, December 31, 2016 and March 31, 2016 were NT$97,184 thousand, NT$122,356 thousand and NT$122,284 thousand, respectively.

33.	SIGNIFICANT LOSS FROM DISASTER

On February 6, 2016, an earthquake struck Taiwan. The resulting damage was mostly to inventories and equipment. The Company recognized earthquake losses of NT$2,492,138 thousand, net of insurance claim, for the year ended December 31, 2016. Such losses were primarily included in cost of revenue. The related insurance claim was finalized in the first quarter of 2017, and the accumulated earthquake losses were NT$2,386,824 thousand, net of insurance claim. The Company recognized a reduction of such losses of NT$105,314 thousand for the three months ended March 31, 2017.

34.	EXCHANGE RATE INFORMATION OF FOREIGN-CURRENCY FINANCIAL ASSETS AND LIABILITIES

The following information was summarized according to the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

March 31, 2017

Financial assets

Monetary items
USD	$4,344,232	30.370		$131,934,327
USD	305,563	6.891	(Note 2)	9,279,956
EUR	12,694	32.61		413,957
JPY	418,699	0.2731		114,347
Non-monetary items
HKD	203,027	3.91		793,837

Financial liabilities

Monetary items
USD	4,228,469	30.370		128,418,618
EUR	211,843	32.61		6,908,184
JPY	53,477,096	0.2731		14,604,595

December 31, 2016

Financial assets

Monetary items
USD	5,042,715	32.199		162,370,381
EUR	19,556	34.30		670,767
JPY	37,024,347	0.2775		10,274,256
Non-monetary items
HKD	257,056	4.15		1,066,780

(Continued)

	Foreign Currencies (In Thousands)	Exchange Rate (Note 1)		Carrying Amount (In Thousands)

Financial liabilities

Monetary items
USD	$4,000,930	32.199		$128,825,952
EUR	183,922	34.30		6,308,513
JPY	61,062,114	0.2775		16,944,737

March 31, 2016

Financial assets

Monetary items
USD	3,627,139	32.180		116,721,336
USD	210,246	6.468	(Note 2)	6,765,720
EUR	75,403	36.50		2,752,202
JPY	37,639,213	0.2862		10,772,343
Non-monetary items
HKD	145,623	4.15		604,334

Financial liabilities

Monetary items
USD	2,884,882	32.180		92,835,508
EUR	78,424	36.50		2,862,461
JPY	37,648,450	0.2862		10,774,987

(Concluded)

Note 1:	Except as otherwise noted, exchange rate represents the number of N.T. dollars for which one foreign currency could be exchanged.

Note 2:	The exchange rate represents the number of RMB for which one USD dollars could be exchanged.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss for the three months ended March 31, 2017 and 2016, respectively. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

35.	OPERATING SEGMENTS INFORMATION

From 2016, the Company has only one operating segment, the foundry segment. The foundry segment engages mainly in the manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing of masks.

The Company uses the income from operations as the measurement for the basis of performance assessment. The basis for such measurement is the same as that for the preparation of financial statements. Please refer to the consolidated statements of comprehensive income for the related segment revenue and operating results.

36.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the Securities and Futures Bureau for TSMC:

a.	Financings provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 3 attached;

d.	Marketable securities acquired and disposed of at costs or prices of at least NT$300 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of individual real estate properties at costs of at least NT$300 million or 20% of the paid-in capital: Please see Table 5 attached;

f.	Disposal of individual real estate properties at prices of at least NT$300 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

h.	Receivables from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 7 attached;

i.	Information about the derivative financial instruments transaction: Please see Notes 7 and 10;

j.	Others: The business relationship between the parent and the subsidiaries and significant transactions between them: Please see Table 8 attached;

k.	Names, locations, and related information of investees over which TSMC exercises significant influence (excluding information on investment in mainland China): Please see Table 9 attached;

l.	Information on investment in mainland China

1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, income (losses) of the investee, share of profits/losses of investee, ending balance, amount received as dividends from the investee, and the limitation on investee: Please see Table 10 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial reports: Please see Table 8 attached.

TABLE 1

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

FINANCINGS PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Related Party	Maximum Balance for the Period (foreign currencies in Thousands) (Note 3)		Ending Balance (foreign currencies in Thousands) (Note 3)		Amount Actually Drawn (foreign currencies in Thousands)		Interest Rate	Nature for Financing	Transaction Amounts	Reason for Financing (Note 4)	Allowance for Bad Debt	Collateral		Financing Limits for Each Borrowing Company (Note 1 and 2)	Financing Company’s Total Financing Amount Limits (Note 1 and 2)
																Item	Value

1	TSMC China	TSMC Nanjing	Other receivables from related parties	Yes	$ (RMB	20,271,740 4,600,000)	$ (RMB	20,271,740 4,600,000)	$ (RMB	5,508,625 1,250,000)	1.5%	The need for long-term financing (Note 4)	$—	Operating capital	$—	—	$—	$42,872,278	$42,872,278
2	TSMC Global	TSMC	Other receivables from related parties	Yes	(US$	45,555,000 1,500,000)	(US$	45,555,000 1,500,000)	(US$	6,074,000 200,000)	1.08%	The need for short-term financing	—	Operating capital	—	—	—	251,749,192	251,749,192

Note 1:	The total amount available for lending purpose shall not exceed the net worth of TSMC China. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC China. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. The above restriction does not apply to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC. However, the total amount lendable to any such subsidiary of TSMC shall not exceed forty percent (40%) of the net worth of TSMC China. When there is a lending for funding needs by TSMC China to TSMC, or to the subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC, which are not located in Taiwan, the lending will not be subject to the restriction set forth in the above paragraph of this Article. Notwithstanding the foregoing, the aggregate amount available for lending to such borrowers and the total amount lendable to each of such borrowers still shall not exceed the net worth of TSMC China.
Note 2:	The total amount available for lending purpose shall not exceed the net worth of TSMC Global. The total amount for lending to a company for funding for a short-term period shall not exceed ten percent (10%) of the net worth of TSMC Global. In addition, the total amount lendable to any one borrower shall be no more than thirty percent (30%) of the borrower’s net worth. While TSMC, or foreign subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC will not be subject to this restriction, their total borrowing amount still shall not exceed the net worth of TSMC Global. Notwithstanding the foregoing, the aggregate amount for lending to Taiwan companies other than TSMC shall not exceed forty percent (40%) of the net worth of TSMC Global.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.
Note 4:	The restriction of the term of each loan for funding not exceeding one year shall not apply to inter-company loans for funding between offshore subsidiaries in which the Company holds, directly or indirectly, 100% of the voting shares.

TABLE 2

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ENDORSEMENTS/GUARANTEES PROVIDED

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party (Notes 1 and 2)	Maximum Balance for the Period (US$ in Thousands) (Note 3)		Ending Balance (US$ in Thousands) (Note 3)		Amount Actually Drawn (US$ in Thousands)		Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable (Note 2)	Guarantee Provided by Parent Company	Guarantee Provided by A Subsidiary	Guarantee Provided to Subsidiaries in Mainland China
		Name	Nature of Relationship

0	TSMC	TSMC Global	Subsidiary	$363,878,341	$ (US$	34,925,500 1,150,000)	$ (US$	34,925,500 1,150,000)	$ (US$	34,925,500 1,150,000)	$—	2.40%	$363,878,341	Yes	No	No
		TSMC North America	Subsidiary	363,878,341	(US$	2,527,188 83,213)	(US$	2,527,188 83,213)	(US$	2,527,188 83,213)	—	0.17%	363,878,341	Yes	No	No

Note 1:	The total amount of the guarantee provided by TSMC to any individual entity shall not exceed ten percent (10%) of TSMC’s net worth, or the net worth of such entity. However, subsidiaries whose voting shares are 100% owned, directly or indirectly, by TSMC are not subject to the above restrictions after the approval of the Board of Directors.
Note 2:	The total amount of guarantee shall not exceed twenty-five percent (25%) of TSMC’s net worth.
Note 3:	The maximum balance for the period and ending balance represent the amounts approved by the Board of Directors.

TABLE 3

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES HELD

MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC	Corporate bond
	CPC Corporation, Taiwan	—	Held-to-maturity financial assets	—		$1,964,419	N/A		$1,965,654
	Taiwan Power Company	—	”	—		200,336	N/A		200,350
	Nan Ya Plastics Corporation	—	”	—		150,472	N/A		150,486
	Formosa Petrochemical Corporation	—	”	—		100,101	N/A		100,139

	Commercial paper
	Taiwan Power Company	—	Held-to-maturity financial assets	1,035		10,323,947	N/A		10,343,339

	Stock
	Motech	—	Available-for-sale financial assets	58,320		1,632,954	12		1,632,954
	Semiconductor Manufacturing International Corporation	—	”	21,105		793,837	—		793,837
	United Industrial Gases Co., Ltd.	—	Financial assets carried at cost	21,230		193,584	10		193,584
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	”	10,500		105,000	7		105,000
	Global Investment Holding Inc.	—	”	11,124		99,041	6		99,041
	W.K. Technology Fund IV	—	”	2,560		18,121	2		18,121

	Fund
	Horizon Ventures Fund	—	Financial assets carried at cost	—		9,031	12		9,031
	Crimson Asia Capital	—	”	—		8,263	1		8,263

TSMC Partners	Common stock
	Tela Innovations	—	Financial assets carried at cost	10,440	US$	65,000	25	US$	65,000
	Mcube Inc.	—	”	6,333		—	13		—

	Fund
	China Walden Venture Investments II, L.P.	—	Financial assets carried at cost	—	US$	8,101	9	US$	8,101
	Shanghai Walden Venture Capital Enterprise	—	”	—	US$	4,270	6	US$	4,270

TSMC Global	Corporate bond
	Bank of America Corp.	—	Available-for-sale financial assets	—	US$	33,760	N/A	US$	33,760
	JPMorgan Chase & Co.	—	”	—	US$	30,911	N/A	US$	30,911
	Morgan Stanley	—	”	—	US$	30,498	N/A	US$	30,498
	Goldman Sachs Group Inc.	—	”	—	US$	24,427	N/A	US$	24,427
	Verizon Communications	—	”	—	US$	20,024	N/A	US$	20,024
	Citigroup Inc.	—	”	—	US$	18,933	N/A	US$	18,933
	AT&T Inc.	—	”	—	US$	18,774	N/A	US$	18,774
	Abbvie Inc.	—	”	—	US$	15,024	N/A	US$	15,024
	Ford Motor Credit Co LLC	—	”	—	US$	13,529	N/A	US$	13,529
	Microsoft Corp.	—	”	—	US$	13,288	N/A	US$	13,288
	Gilead Sciences Inc.	—	”	—	US$	11,886	N/A	US$	11,886
	PNC Bank NA	—	”	—	US$	11,619	N/A	US$	11,619
	Anheuser Busch InBev Fin.	—	”	—	US$	11,286	N/A	US$	11,286
	Apple Inc.	—	”	—	US$	11,224	N/A	US$	11,224
	Capital One NA	—	”	—	US$	11,067	N/A	US$	11,067
	BP Capital Markets PLC	—	”	—	US$	10,286	N/A	US$	10,286
	BMW US Capital LLC	—	”	—	US$	10,226	N/A	US$	10,226

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Oracle Corp.	—	Available-for-sale financial assets	—	US$	10,148	N/A	US$	10,148
	Westpac Banking Corp.	—	”	—	US$	9,975	N/A	US$	9,975
	Svenska Handelsbanken AB	—	”	—	US$	9,870	N/A	US$	9,870
	CVS Health Corp.	—	”	—	US$	9,746	N/A	US$	9,746
	Wells Fargo & Company	—	”	—	US$	9,182	N/A	US$	9,182
	Analog Devices, Inc.	—	”	—	US$	8,914	N/A	US$	8,914
	Southern Co.	—	”	—	US$	8,528	N/A	US$	8,528
	Duke Energy Corp.	—	”	—	US$	8,100	N/A	US$	8,100
	Aviation Capital Group	—	”	—	US$	8,087	N/A	US$	8,087
	Rockwell Collins, Inc.	—	”	—	US$	8,055	N/A	US$	8,055
	ERAC USA Finance LLC	—	”	—	US$	7,600	N/A	US$	7,600
	Ventas Realty LP/Cap Crp.	—	”	—	US$	7,531	N/A	US$	7,531
	Credit Suisse New York	—	”	—	US$	7,267	N/A	US$	7,267
	Pricoa Global Funding I	—	”	—	US$	7,151	N/A	US$	7,151
	HSBC Holdings PLC	—	”	—	US$	6,872	N/A	US$	6,872
	Dow Chemical Co/The	—	”	—	US$	6,571	N/A	US$	6,571
	Teva Pharmaceuticals Netherlands	—	”	—	US$	6,198	N/A	US$	6,198
	Dominion Resources Inc.	—	”	—	US$	6,195	N/A	US$	6,195
	Suntrust Banks Inc.	—	”	—	US$	6,193	N/A	US$	6,193
	Welltower Inc.	—	”	—	US$	6,122	N/A	US$	6,122
	Sumitomo Mitsui Trust Bank, Limited	—	”	—	US$	6,039	N/A	US$	6,039
	Skandinaviska Enskilda Banken AB	—	”	—	US$	6,018	N/A	US$	6,018
	Berkshire Hathaway Fin.	—	”	—	US$	6,016	N/A	US$	6,016
	BB&T Corporation	—	”	—	US$	5,981	N/A	US$	5,981
	Royal Bank of Canada	—	”	—	US$	5,935	N/A	US$	5,935
	Nextera Energy Capital	—	”	—	US$	5,877	N/A	US$	5,877
	Mizuho Financial Group	—	”	—	US$	5,868	N/A	US$	5,868
	Toronto Dominion Bank	—	”	—	US$	5,835	N/A	US$	5,835
	Huntington National Bank	—	”	—	US$	5,807	N/A	US$	5,807
	Groupe Danone S.A.	—	”	—	US$	5,762	N/A	US$	5,762
	Shell International Fin.	—	”	—	US$	5,732	N/A	US$	5,732
	Citizens Bank NA/RI	—	”	—	US$	5,718	N/A	US$	5,718
	Toyota Motor Credit Corp.	—	”	—	US$	5,649	N/A	US$	5,649
	ABN AMRO Bank N.V.	—	”	—	US$	5,597	N/A	US$	5,597
	Protective Life Global Funding	—	”	—	US$	5,561	N/A	US$	5,561
	Key Bank N.A.	—	”	—	US$	5,551	N/A	US$	5,551
	Mitsubishi UFJ Fin Grp.	—	”	—	US$	5,550	N/A	US$	5,550
	Bank of Ny Mellon Corp.	—	”	—	US$	5,519	N/A	US$	5,519
	Cisco Systems Inc.	—	”	—	US$	5,514	N/A	US$	5,514
	New York Life Global FDG	—	”	—	US$	5,454	N/A	US$	5,454
	Walgreens Boots Alliance	—	”	—	US$	5,413	N/A	US$	5,413
	Siemens Financieringsmat	—	”	—	US$	5,381	N/A	US$	5,381
	Hyundai Capital America	—	”	—	US$	5,362	N/A	US$	5,362
	Deutsche Telekom International Fin.	—	”	—	US$	5,350	N/A	US$	5,350
	Sempra Energy	—	”	—	US$	5,158	N/A	US$	5,158
	Intl. Bank Recon. & Development	—	”	—	US$	5,146	N/A	US$	5,146
	Jackson Natl Life Global	—	”	—	US$	5,077	N/A	US$	5,077
	Voya Financial, Inc.	—	”	—	US$	5,046	N/A	US$	5,046
	UBS AG Stamford CT	—	”	—	US$	5,027	N/A	US$	5,027
	Macquarie Group Ltd.	—	”	—	US$	5,009	N/A	US$	5,009
	Reliance Stand Life II	—	”	—	US$	4,952	N/A	US$	4,952
	CA, Inc.	—	”	—	US$	4,939	N/A	US$	4,939
	Daimler Finance NA LLC.	—	”	—	US$	4,811	N/A	US$	4,811
	UBS Group Funding	—	”	—	US$	4,733	N/A	US$	4,733
	American Honda Finance	—	”	—	US$	4,725	N/A	US$	4,725

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Air Liquide Finance	—	Available-for-sale financial assets	—	US$	4,717	N/A	US$	4,717
	Fifth Third Bank	—	”	—	US$	4,712	N/A	US$	4,712
	ING Bank N.V.	—	”	—	US$	4,693	N/A	US$	4,693
	Nordea Bank AB	—	”	—	US$	4,676	N/A	US$	4,676
	Sumitomo Mitsui Financial Group	—	”	—	US$	4,400	N/A	US$	4,400
	Enel Finance Intl N.V.	—	”	—	US$	4,394	N/A	US$	4,394
	US Bank NA Cincinnati	—	”	—	US$	4,379	N/A	US$	4,379
	Oaktree Capital Management, L.P.	—	”	—	US$	4,302	N/A	US$	4,302
	Marriott International, Inc.	—	”	—	US$	4,291	N/A	US$	4,291
	U.S. Bancorp	—	”	—	US$	4,277	N/A	US$	4,277
	Twenty-First Century Fox Inc.	—	”	—	US$	4,267	N/A	US$	4,267
	Lloyds Bank PLC	—	”	—	US$	4,226	N/A	US$	4,226
	Exelon Generation Co. LLC	—	”	—	US$	4,176	N/A	US$	4,176
	Schlumberger Hldgs Corp.	—	”	—	US$	4,150	N/A	US$	4,150
	Keycorp Pty Ltd.	—	”	—	US$	4,065	N/A	US$	4,065
	American Express Credit	—	”	—	US$	4,054	N/A	US$	4,054
	Cadillac Fairview Corp. Ltd.	—	”	—	US$	4,042	N/A	US$	4,042
	Pepsico Inc.	—	”	—	US$	4,010	N/A	US$	4,010
	Mondelez International	—	”	—	US$	3,974	N/A	US$	3,974
	Fortive Corporation	—	”	—	US$	3,951	N/A	US$	3,951
	Wells Fargo Bank NA	—	”	—	US$	3,908	N/A	US$	3,908
	American Intl. Group	—	”	—	US$	3,809	N/A	US$	3,809
	Fifth Third Bancorp	—	”	—	US$	3,789	N/A	US$	3,789
	Autozone Inc.	—	”	—	US$	3,781	N/A	US$	3,781
	Husky Energy Inc.	—	”	—	US$	3,765	N/A	US$	3,765
	Anheuser Busch InBev Worldwide Inc.	—	”	—	US$	3,648	N/A	US$	3,648
	SES GLOBAL-Americas Holdings	—	”	—	US$	3,517	N/A	US$	3,517
	BAT Intl Finance PLC	—	”	—	US$	3,496	N/A	US$	3,496
	Credit Agricole London	—	”	—	US$	3,326	N/A	US$	3,326
	Lam Research Corp.	—	”	—	US$	3,252	N/A	US$	3,252
	Ryder System Inc.	—	”	—	US$	3,233	N/A	US$	3,233
	Time Warner Inc.	—	”	—	US$	3,043	N/A	US$	3,043
	Canadian Imperial Bank	—	”	—	US$	3,013	N/A	US$	3,013
	Express Scripts Holding	—	”	—	US$	2,996	N/A	US$	2,996
	Suncorp Metway Ltd.	—	”	—	US$	2,991	N/A	US$	2,991
	Rabobank Nederland NY	—	”	—	US$	2,861	N/A	US$	2,861
	Principal Life Global Funding II	—	”	—	US$	2,781	N/A	US$	2,781
	PartnerRe Finance B LLC	—	”	—	US$	2,732	N/A	US$	2,732
	Barclays PLC	—	”	—	US$	2,705	N/A	US$	2,705
	Sprint Spectrum L.P.	—	”	—	US$	2,693	N/A	US$	2,693
	Chevron Corp.	—	”	—	US$	2,645	N/A	US$	2,645
	LyondellBasell Industries N.V.	—	”	—	US$	2,570	N/A	US$	2,570
	TIAA Asset Management Finance LLC	—	”	—	US$	2,567	N/A	US$	2,567
	MetLife Global Funding I	—	”	—	US$	2,527	N/A	US$	2,527
	Sumitomo Mitsui Banking	—	”	—	US$	2,483	N/A	US$	2,483
	Eastman Chemical Company	—	”	—	US$	2,452	N/A	US$	2,452
	Xylem Inc.	—	”	—	US$	2,443	N/A	US$	2,443
	Commonwealth Bank Australia NY	—	”	—	US$	2,410	N/A	US$	2,410
	HSBC USA Inc.	—	”	—	US$	2,374	N/A	US$	2,374
	NBCUniversal Media, LLC	—	”	—	US$	2,363	N/A	US$	2,363
	Biogen Inc.	—	”	—	US$	2,347	N/A	US$	2,347
	Bank of Tokyo-Mitsubishi UFJ	—	”	—	US$	2,307	N/A	US$	2,307
	Air Lease Corporation	—	”	—	US$	2,288	N/A	US$	2,288

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Mckesson Corp.	—	Available-for-sale financial assets	—	US$	2,259	N/A	US$	2,259
	Cintas Corporation No. 2	—	”	—	US$	2,226	N/A	US$	2,226
	ING Groep N.V.	—	”	—	US$	2,203	N/A	US$	2,203
	Allied World Assurance	—	”	—	US$	2,184	N/A	US$	2,184
	Celgene Corp.	—	”	—	US$	2,126	N/A	US$	2,126
	HCP Inc.	—	”	—	US$	2,096	N/A	US$	2,096
	Enterprise Products Operating, LLC	—	”	—	US$	2,044	N/A	US$	2,044
	Johnson Controls International PLC	—	”	—	US$	2,025	N/A	US$	2,025
	Sysco Corporation	—	”	—	US$	2,014	N/A	US$	2,014
	British Telecommunications PLC	—	”	—	US$	2,011	N/A	US$	2,011
	Nordic Investment Bank	—	”	—	US$	1,998	N/A	US$	1,998
	Asian Development Bank	—	”	—	US$	1,997	N/A	US$	1,997
	Wm. Wrigley Jr. Co.	—	”	—	US$	1,997	N/A	US$	1,997
	Lloyds Banking Group PLC	—	”	—	US$	1,989	N/A	US$	1,989
	The Bear Stearns Companies LLC.	—	“	—	US$	1,986	N/A	US$	1,986
	State Street Corp.	—	”	—	US$	1,986	N/A	US$	1,986
	Credit Suisse Group Funding Limited	—	”	—	US$	1,980	N/A	US$	1,980
	Danske Bank A/S	—	”	—	US$	1,964	N/A	US$	1,964
	Magellan Midstream Partners LP	—	”	—	US$	1,958	N/A	US$	1,958
	Stryker Corp.	—	”	—	US$	1,955	N/A	US$	1,955
	Unitedhealth Group Inc.	—	”	—	US$	1,952	N/A	US$	1,952
	National Australia Bank/NY	—	”	—	US$	1,948	N/A	US$	1,948
	BPCE SA	—	”	—	US$	1,912	N/A	US$	1,912
	Branch Banking & Trust	—	”	—	US$	1,884	N/A	US$	1,884
	Suntrust Bank	—	”	—	US$	1,846	N/A	US$	1,846
	WestRock RKT Company	—	”	—	US$	1,841	N/A	US$	1,841
	Orange S.A.	—	”	—	US$	1,829	N/A	US$	1,829
	Stancorp Financial Group	—	”	—	US$	1,825	N/A	US$	1,825
	Regency Centers, L.P.	—	”	—	US$	1,804	N/A	US$	1,804
	Aust. & NZ Banking Grp. NY	—	”	—	US$	1,801	N/A	US$	1,801
	Southern Power Company	—	”	—	US$	1,788	N/A	US$	1,788
	Dominion Gas Holdings, LLC	—	”	—	US$	1,772	N/A	US$	1,772
	Cardinal Health Inc.	—	”	—	US$	1,755	N/A	US$	1,755
	Kimco Realty Corp.	—	”	—	US$	1,730	N/A	US$	1,730
	Amgen Inc.	—	”	—	US$	1,717	N/A	US$	1,717
	Tyson Foods, Inc.	—	”	—	US$	1,709	N/A	US$	1,709
	Penske Truck Leasing (PTL)	—	”	—	US$	1,679	N/A	US$	1,679
	Pacific Gas & Electric	—	”	—	US$	1,618	N/A	US$	1,618
	Aetna Inc.	—	”	—	US$	1,604	N/A	US$	1,604
	Trans Canada Pipelines	—	”	—	US$	1,569	N/A	US$	1,569
	African Development Bank	—	”	—	US$	1,565	N/A	US$	1,565
	Capital One Bank (USA), NA	—	”	—	US$	1,553	N/A	US$	1,553
	Simon Property Group LP	—	”	—	US$	1,504	N/A	US$	1,504
	Standard Chartered PLC	—	”	—	US$	1,493	N/A	US$	1,493
	HSBC Bank PLC	—	”	—	US$	1,479	N/A	US$	1,479
	Suncor Energy, Inc.	—	”	—	US$	1,474	N/A	US$	1,474
	Procter & Gamble Co/The	—	”	—	US$	1,472	N/A	US$	1,472
	Guardian Life Global Funding	—	”	—	US$	1,466	N/A	US$	1,466
	Oesterreichische Kontrollbank	—	”	—	US$	1,454	N/A	US$	1,454
	Walt Disney Company/The	—	”	—	US$	1,398	N/A	US$	1,398
	ConocoPhillips	—	”	—	US$	1,391	N/A	US$	1,391
	PacifiCorp	—	”	—	US$	1,374	N/A	US$	1,374
	Swedbank AB	—	”	—	US$	1,347	N/A	US$	1,347

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	IBM Corp.	—	Available-for-sale financial assets	—	US$	1,310	N/A	US$	1,310
	Eaton Corp.	—	”	—	US$	1,296	N/A	US$	1,296
	Santander UK PLC	—	”	—	US$	1,294	N/A	US$	1,294
	Equifax Inc.	—	”	—	US$	1,290	N/A	US$	1,290
	Philip Morris Intl Inc.	—	”	—	US$	1,290	N/A	US$	1,290
	Comcast Corp.	—	”	—	US$	1,287	N/A	US$	1,287
	Visa Inc.	—	”	—	US$	1,279	N/A	US$	1,279
	Nissan Motor Acceptance	—	”	—	US$	1,261	N/A	US$	1,261
	The Western Union Company	—	”	—	US$	1,259	N/A	US$	1,259
	Kroger Co.	—	”	—	US$	1,252	N/A	US$	1,252
	CSX Corp.	—	”	—	US$	1,227	N/A	US$	1,227
	Consolidated Edison, Inc.	—	”	—	US$	1,219	N/A	US$	1,219
	American Airlines 2013-2	—	”	—	US$	1,214	N/A	US$	1,214
	UBS Group Funding (Switzerland) AG	—	”	—	US$	1,203	N/A	US$	1,203
	Banque Fed Cred Mutuel	—	”	—	US$	1,176	N/A	US$	1,176
	ONEOK Partners LP	—	”	—	US$	1,156	N/A	US$	1,156
	Corning Inc.	—	”	—	US$	1,143	N/A	US$	1,143
	Public Service Enterprise Group Inc.	—	”	—	US$	1,143	N/A	US$	1,143
	KfW	—	”	—	US$	1,139	N/A	US$	1,139
	Everett SpinCo, Inc.	—	”	—	US$	1,124	N/A	US$	1,124
	ERP Operating LP	—	”	—	US$	1,122	N/A	US$	1,122
	Berkshire Hathaway Inc.	—	”	—	US$	1,119	N/A	US$	1,119
	Medtronic Inc.	—	”	—	US$	1,098	N/A	US$	1,098
	Wesfarmers Ltd.	—	”	—	US$	1,096	N/A	US$	1,096
	Marsh & Mclennan Cos Inc.	—	”	—	US$	1,090	N/A	US$	1,090
	International Paper Company	—	”	—	US$	1,086	N/A	US$	1,086
	Cigna Corporation	—	”	—	US$	1,077	N/A	US$	1,077
	BNP Paribas	—	”	—	US$	1,069	N/A	US$	1,069
	Merck & Co Inc.	—	”	—	US$	1,057	N/A	US$	1,057
	EOG Resources, Inc.	—	”	—	US$	1,055	N/A	US$	1,055
	Lincoln National Corp.	—	”	—	US$	1,047	N/A	US$	1,047
	Berkshire Hathaway Energy Co.	—	”	—	US$	1,039	N/A	US$	1,039
	Realty Income Corp.	—	”	—	US$	1,031	N/A	US$	1,031
	Statoil ASA	—	”	—	US$	1,024	N/A	US$	1,024
	Amazon.com Inc.	—	”	—	US$	1,020	N/A	US$	1,020
	Altera Corp.	—	”	—	US$	1,015	N/A	US$	1,015
	HP Enterprise Co.	—	”	—	US$	1,012	N/A	US$	1,012
	Home Depot Inc.	—	”	—	US$	1,008	N/A	US$	1,008
	Manuf & Traders Trust Co.	—	”	—	US$	1,007	N/A	US$	1,007
	John Deere Capital Corp.	—	”	—	US$	1,006	N/A	US$	1,006
	Harley-Davidson Financial Services, Inc.	—	”	—	US$	1,005	N/A	US$	1,005
	Macquarie Bank Ltd.	—	”	—	US$	1,004	N/A	US$	1,004
	Nisource Finance Corp.	—	”	—	US$	993	N/A	US$	993
	Georgia-Pacific LLC	—	”	—	US$	989	N/A	US$	989
	National Retail Properties, Inc.	—	”	—	US$	979	N/A	US$	979
	Duke Realty LP	—	”	—	US$	970	N/A	US$	970
	Texas Eastern Transmission, LP	—	”	—	US$	968	N/A	US$	968
	Duke Energy Progress Inc.	—	”	—	US$	957	N/A	US$	957
	Exxon Mobil Corporation	—	”	—	US$	953	N/A	US$	953
	Glaxosmithkline Cap. Inc.	—	”	—	US$	942	N/A	US$	942
	PPL Capital Funding, Inc.	—	”	—	US$	932	N/A	US$	932
	Southern Electric Generating Company	—	”	—	US$	906	N/A	US$	906
	Lockheed Martin Corp.	—	”	—	US$	902	N/A	US$	902

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	CNOOC Finance (2011) Ltd.	—	Available-for-sale financial assets	—	US$	890	N/A	US$	890
	Federal Realty Invs Trust	—	”	—	US$	878	N/A	US$	878
	Mastercard Inc.	—	”	—	US$	856	N/A	US$	856
	Metlife Inc.	—	”	—	US$	850	N/A	US$	850
	Alterra Finance LLC	—	”	—	US$	844	N/A	US$	844
	Nucor Corporation	—	”	—	US$	837	N/A	US$	837
	Huntington Bancshares	—	”	—	US$	828	N/A	US$	828
	AXIS Specialty Finance PLC	—	”	—	US$	825	N/A	US$	825
	Pacific LifeCorp	—	”	—	US$	821	N/A	US$	821
	Bank Of Montreal	—	”	—	US$	815	N/A	US$	815
	Aon PLC	—	”	—	US$	813	N/A	US$	813
	Societe Generale Group	—	”	—	US$	807	N/A	US$	807
	Manulife Financial Corporation	—	”	—	US$	804	N/A	US$	804
	State Grid Overseas Investment Ltd.	—	”	—	US$	797	N/A	US$	797
	Spectra Energy Partners, LP	—	”	—	US$	790	N/A	US$	790
	Cox Communications, Inc.	—	”	—	US$	785	N/A	US$	785
	Sinopec Capital (2013) Ltd.	—	”	—	US$	778	N/A	US$	778
	CMS Energy Corp.	—	”	—	US$	764	N/A	US$	764
	Crown Castle Towers LLC	—	”	—	US$	758	N/A	US$	758
	Norfolk Southern Railway Co.	—	”	—	US$	735	N/A	US$	735
	Coca Cola Femsa S.A.B. de C.V.	—	”	—	US$	734	N/A	US$	734
	DTE Electric Company	—	”	—	US$	719	N/A	US$	719
	Baker Hughes Incorporated	—	”	—	US$	717	N/A	US$	717
	Regions Financial Corporation	—	”	—	US$	712	N/A	US$	712
	Total Capital International S.A.	—	”	—	US$	705	N/A	US$	705
	Scentre Group	—	”	—	US$	702	N/A	US$	702
	Rochester Gas & Electric	—	”	—	US$	701	N/A	US$	701
	TTX Co.	—	”	—	US$	700	N/A	US$	700
	Continental Airlines Inc.	—	”	—	US$	697	N/A	US$	697
	Cargill, Incorporated	—	”	—	US$	693	N/A	US$	693
	Entergy Louisiana, LLC	—	”	—	US$	669	N/A	US$	669
	Ohio Power Company	—	”	—	US$	668	N/A	US$	668
	Capital One Financial Co.	—	”	—	US$	658	N/A	US$	658
	Grupo Bimbo, S.A.B. de C.V.	—	”	—	US$	638	N/A	US$	638
	Liberty Property LP	—	”	—	US$	638	N/A	US$	638
	Potash Corp Saskatchewan Inc.	—	”	—	US$	636	N/A	US$	636
	Life Technologies Corp.	—	”	—	US$	624	N/A	US$	624
	ABC Inc.	—	”	—	US$	617	N/A	US$	617
	Dr Pepper Snapple Group, Inc.	—	”	—	US$	614	N/A	US$	614
	Altria Group, Inc.	—	”	—	US$	608	N/A	US$	608
	Kimberly Clark Corp.	—	”	—	US$	603	N/A	US$	603
	Bayer US Finance LLC	—	”	—	US$	600	N/A	US$	600
	Host Hotels & Resorts, Inc.	—	”	—	US$	592	N/A	US$	592
	CenterPoint Energy Resources	—	”	—	US$	589	N/A	US$	589
	MUFG Union Bank, N.A.	—	”	—	US$	586	N/A	US$	586
	AvalonBay Communities Inc.	—	”	—	US$	581	N/A	US$	581
	AXIS Specialty Finance PLC	—	”	—	US$	580	N/A	US$	580
	Bunge Limited Finance Corp.	—	”	—	US$	567	N/A	US$	567
	Boston Properties LP	—	”	—	US$	562	N/A	US$	562
	Nordstrom Inc.	—	”	—	US$	551	N/A	US$	551
	Fédération des caisses	—	”	—	US$	550	N/A	US$	550
	Digital Realty Trust, L.P.	—	”	—	US$	543	N/A	US$	543
	Mcdonald’s Corp.	—	”	—	US$	542	N/A	US$	542

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Prudential Financial Inc.	—	Available-for-sale financial assets	—	US$	540	N/A	US$	540
	Brambles USA Inc.	—	”	—	US$	540	N/A	US$	540
	Southwestern Electric Power Company	—	”	—	US$	538	N/A	US$	538
	O’Reilly Automotive Inc.	—	”	—	US$	537	N/A	US$	537
	TD Ameritrade Holding Corp.	—	”	—	US$	531	N/A	US$	531
	American Express Co.	—	”	—	US$	525	N/A	US$	525
	Burlington Northern Santa Fe Corp.	—	”	—	US$	520	N/A	US$	520
	Inter-American Development Bank	—	”	—	US$	507	N/A	US$	507
	PSEG Power LLC	—	”	—	US$	503	N/A	US$	503
	CBS Corp.	—	”	—	US$	502	N/A	US$	502
	Halliburton Co.	—	”	—	US$	501	N/A	US$	501
	Narragansett Electric	—	”	—	US$	477	N/A	US$	477
	Comerica Inc.	—	”	—	US$	474	N/A	US$	474
	Canadian Pacific Railway Company	—	”	—	US$	451	N/A	US$	451
	Nationwide Building Society	—	”	—	US$	442	N/A	US$	442
	Valero Energy Corp.	—	”	—	US$	440	N/A	US$	440
	Blackstone Holdings Finance Co., LLC	—	”	—	US$	425	N/A	US$	425
	Woolworths Limited	—	”	—	US$	418	N/A	US$	418
	Conocophillips Company	—	”	—	US$	399	N/A	US$	399
	Volkswagen Group of America, Inc.	—	”	—	US$	399	N/A	US$	399
	Aon Corp.	—	”	—	US$	396	N/A	US$	396
	First Niagara Financial Group, Inc.	—	”	—	US$	392	N/A	US$	392
	Nationwide Financial Service, Inc.	—	”	—	US$	381	N/A	US$	381
	Deutsche Bank AG	—	”	—	US$	352	N/A	US$	352
	Barclays Bank PLC	—	”	—	US$	294	N/A	US$	294
	BAE Systems Holdings, Inc.	—	”	—	US$	293	N/A	US$	293
	Amphenol Corp.	—	”	—	US$	290	N/A	US$	290
	EMD Finance LLC	—	”	—	US$	280	N/A	US$	280
	Mattel Inc.	—	”	—	US$	269	N/A	US$	269
	General Electric Co.	—	”	—	US$	256	N/A	US$	256
	Nomura Holdings Inc.	—	”	—	US$	253	N/A	US$	253
	NBCUniversal Enterprise, Inc.	—	”	—	US$	251	N/A	US$	251
	Bank of Nova Scotia	—	”	—	US$	246	N/A	US$	246
	Kansas City Power & Light Company	—	”	—	US$	244	N/A	US$	244
	Protective Life Corporation	—	”	—	US$	236	N/A	US$	236
	WestRock MWV, LLC	—	”	—	US$	233	N/A	US$	233
	Rolls Royce PLC	—	”	—	US$	224	N/A	US$	224
	Assurant, Inc.	—	”	—	US$	211	N/A	US$	211
	JPMorgan Chase & Co.	—	Held-to-maturity financial assets	—	US$	152,843	N/A	US$	154,667
	Wells Fargo & Company	—	”	—	US$	150,006	N/A	US$	151,515
	Westpac Banking Corp.	—	”	—	US$	100,000	N/A	US$	101,077
	Goldman Sachs Group, Inc.	—	”	—	US$	100,000	N/A	US$	100,436
	Commonwealth Bank of Australia	—	”	—	US$	50,000	N/A	US$	50,551
	National Australia Bank	—	”	—	US$	50,000	N/A	US$	50,451
	Bank of Nova Scotia	—	”	—	US$	49,984	N/A	US$	50,341

	Government bond
	US Treasury N/B	—	Available-for-sale financial assets	—	US$	254,397	N/A	US$	254,397
	Abu Dhabi Government International Bond	—	”	—	US$	3,465	N/A	US$	3,465

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	Agency bonds/Agency mortgage-backed securities
	Federal National Mortgage Association	—	Available-for-sale financial assets	—	US$	355,833	N/A	US$	355,833
	Federal Home Loan Mortgage Corporation	—	”	—	US$	141,591	N/A	US$	141,591
	Government National Mortgage Association	—	”	—	US$	27,910	N/A	US$	27,910
	Government National Mortgage Association	—	”	—	US$	20,435	N/A	US$	20,435
	Federal Home Loan Bank	—	”	—	US$	9,663	N/A	US$	9,663
	Fhlmc Multifamily Structured PTC	—	”	—	US$	3,563	N/A	US$	3,563
	Export Import Bank Korea	—	”	—	US$	3,008	N/A	US$	3,008
	Province Of Quebec	—	”	—	US$	2,589	N/A	US$	2,589
	Export Developmnt Canada	—	”	—	US$	2,003	N/A	US$	2,003
	Federal Farm Credit Bank	—	”	—	US$	898	N/A	US$	898

	Negotiable certificate of deposit
	China Development Bank	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	50,148
	Bank of China	—	”	—	US$	50,000	N/A	US$	50,146
	China Construction Bank	—	”	—	US$	50,000	N/A	US$	50,133

	Asset-backed securities
	Chase Issuance Trust	—	Available-for-sale financial assets	—	US$	31,810	N/A	US$	31,810
	Citibank Credit Card Issuance Trust	—	”	—	US$	27,854	N/A	US$	27,854
	Capital One Multi Asset Execution Trust	—	”	—	US$	27,177	N/A	US$	27,177
	Discover Card Execution Note Trust	—	”	—	US$	26,658	N/A	US$	26,658
	American Express Credit Account Master Trust	—	”	—	US$	24,241	N/A	US$	24,241
	Bank of America Credit Card Trust	—	”	—	US$	19,482	N/A	US$	19,482
	COMM Mortgage Trust	—	”	—	US$	13,015	N/A	US$	13,015
	GS Mortgage Securities Trust	—	”	—	US$	12,719	N/A	US$	12,719
	Ford Credit Floorplan Master Owner Trust	—	”	—	US$	11,968	N/A	US$	11,968
	Ford Credit Auto Owner Trust	—	”	—	US$	11,739	N/A	US$	11,739
	Nissan Auto Lease Trust	—	”	—	US$	11,117	N/A	US$	11,117
	Morgan Stanley Bank of America Merrill Lynch Trust	—	”	—	US$	11,025	N/A	US$	11,025
	Hyundai Auto Receivables Trust	—	”	—	US$	10,681	N/A	US$	10,681
	UBS-Barclays Commercial Mortgage Trust	—	”	—	US$	10,172	N/A	US$	10,172
	Mercedes Benz Master Owner Trust	—	”	—	US$	10,017	N/A	US$	10,017
	GM Financial Automobile Leasing Trust	—	”	—	US$	9,978	N/A	US$	9,978
	Nissan Auto Receivables Owner Trust	—	”	—	US$	9,273	N/A	US$	9,273
	J.P. Morgan Chase Commercial Mortgage Securities Trust	—	”	—	US$	7,531	N/A	US$	7,531
	Honda Auto Receivables Owner Trust	—	”	—	US$	7,520	N/A	US$	7,520
	JPMBB Commercial Mortgage Securities Trust	—	”	—	US$	6,970	N/A	US$	6,970
	Toyota Auto Receivables Owner Trust	—	”	—	US$	6,767	N/A	US$	6,767
	BMW Vehicle Lease Trust	—	”	—	US$	6,565	N/A	US$	6,565
	Ford Credit Auto Owner Trust	—	”	—	US$	6,180	N/A	US$	6,180
	Chesapeake Funding II LLC	—	”	—	US$	5,691	N/A	US$	5,691
	Hyundai Auto Lease Securitization Trust	—		—	US$	5,259	N/A	US$	5,259
	Citigroup Commercial Mortgage Trust	—	”	—	US$	4,934	N/A	US$	4,934
	Mercedes Benz Auto Lease Trust	—	”	—	US$	4,863	N/A	US$	4,863
	Mercedes Benz Auto Receivables Trust	—	”	—	US$	3,698	N/A	US$	3,698
	Wells Fargo Commercial Mortgage Trust	—	”	—	US$	3,384	N/A	US$	3,384
	Ford Credit Auto Lease Trust	—	”	—	US$	2,973	N/A	US$	2,973
	Credit Suisse Mortgage Trust	—	”	—	US$	2,861	N/A	US$	2,861
	BMW Floorplan Master Owner Trust	—	”	—	US$	2,442	N/A	US$	2,442
	Morgan Stanley Capital I Trust	—	”	—	US$	2,186	N/A	US$	2,186

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2017						Note
				Shares/Units (In Thousands)	Carrying Value (Foreign Currencies in Thousands)		Percentage of Ownership (%)	Fair Value (Foreign Currencies in Thousands)

TSMC Global	WF-RBS Commercial Mortgage Trust	—	Available-for-sale financial assets	—	US$	2,107	N/A	US$	2,107
	Nissan Master Owner Trust Receivables Trust	—	”	—	US$	2,003	N/A	US$	2,003
	Carmax Auto Owner Trust	—	”	—	US$	1,999	N/A	US$	1,999
	Golden Credit Card Trust	—	”	—	US$	1,801	N/A	US$	1,801
	Wheels SPV LLC	—	”	—	US$	1,706	N/A	US$	1,706
	Enterprise Fleet Financing LLC	—	”	—	US$	1,079	N/A	US$	1,079
	CFCRE Commercial Mortgage Trust	—	”	—	US$	1,075	N/A	US$	1,075

	Structure product
	Bank of Tokyo-Mitsubishi UFJ	—	Held-to-maturity financial assets	—	US$	50,000	N/A	US$	49,837

	Commercial paper
	BNP Paribas New York Branch	—	Available-for-sale financial assets	—	US$	3,000	N/A	US$	3,000
	UBS AG, Stamford Branch	—	”	—	US$	2,000	N/A	US$	2,000
	Societe Generale	—	”	—	US$	2,000	N/A	US$	2,000
	Norinchukin Bank	—	”	—	US$	2,000	N/A	US$	2,000
	LMA S.A. / LMA Americas LLC	—	”	—	US$	1,978	N/A	US$	1,978
	Wells Fargo Bank NA	—	”	—	US$	1,000	N/A	US$	1,000
	Bank of Tokyo-Mitsubishi UFJ, Ltd., London	—	”	—	US$	1,000	N/A	US$	1,000
	Svenska Handelsbanken AB (publ)	—	”	—	US$	891	N/A	US$	891
	AXA Financial, Inc.	—	”	—	US$	886	N/A	US$	886
	Societe Generale Group	—	”	—	US$	743	N/A	US$	743
	Bank of Tokyo-Mitsubishi UFJ, Ltd., NY	—	”	—	US$	723	N/A	US$	723

	Fund
	Primavera Capital Fund II L.P.	—	Financial assets carried at cost	—	US$	29,458	4	US$	29,458

VTAF III	Common stock
	LiquidLeds Lighting Corp.	—	Financial assets carried at cost	1,600	US$	800	11	US$	800
	Xenio Corporation	—	”	435	US$	453	3	US$	453
	Accton Wireless Broadband Corp.	—	”	2,249		—	6		—

	Preferred stock
	GTBF, Inc.	—	Financial assets carried at cost	1,154	US$	1,500	—	US$	1,500
	Neoconix, Inc.	—	”	4,147	US$	170	—	US$	170

VTAF II	Common stock
	RichWave Technology Corp.	—	Available-for-sale financial assets	744	US$	1,957	1	US$	1,957
	Impinj, Inc.	—	”	42	US$	1,269	—	US$	1,269
	Sentelic	—	Financial assets carried at cost	1,806	US$	2,607	8	US$	2,607
	5V Technologies, Inc.	—	”	963	US$	2,168	2	US$	2,168
	Aether Systems, Inc.	—	”	3,100	US$	339	30	US$	339

	Preferred stock
	Aquantia	—	Financial assets carried at cost	4,643	US$	4,441	2	US$	4,441

ISDF	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	230		—	3		—

ISDF II	Common stock
	Alchip Technologies Limited	—	Available-for-sale financial assets	6,581	US$	10,683	11	US$	10,683
	Sonics, Inc.	—	Financial assets carried at cost	278		—	4		—

	Preferred stock
	Sonics, Inc.	—	Financial assets carried at cost	264		—	4		—

Growth Fund	Common stock
	Innovium, Inc.	—	Financial assets carried at cost	221	US$	370	—	US$	370

	Preferred stock
	Innovium, Inc.	—	Financial assets carried at cost	230	US$	384	—	US$	384

(Concluded)

TABLE 4

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance			Acquisition			Disposal							Ending Balance (Note 1)
					Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Shares/Units (In Thousands)	Amount		Carrying Value		Gain/Loss on Disposal		Shares/Units (In Thousands)	Amount

TSMC	Corporate bond
	Hon Hai Precision Ind. Co., Ltd.	Held-to-maturity financial assets	—	—	—		$400,250	—		$—	—		$400,000		$400,000		$—	—		$—

	Commercial paper
	Taiwan Power Company	Held-to-maturity financial assets	—	—	865		8,628,176	170		1,695,771	—		—		—		—	1,035		10,323,947

TSMC Global	Corporate bond
	Morgan Stanley	Available-for-sale financial assets	—	—	—	US$	11,237	—	US$	12,049	—	US$	1,281	US$	1,297	US$	(16)	—	US$	22,124
	Goldman Sachs Group Inc.	”	—	—	—	US$	7,390	—	US$	11,755	—	US$	1,900	US$	1,976	US$	(76)	—	US$	17,289
	Microsoft Corp.	”	—	—	—	US$	2,905	—	US$	11,279	—	US$	1,001	US$	999	US$	2	—	US$	13,288
	Aetna Inc.	”	—	—	—	US$	11,618	—		—	—	US$	10,157	US$	10,069	US$	88	—	US$	1,604

	Government bond
	US Treasury N/B	Available-for-sale financial assets	—	—	—	US$	195,285	—	US$	122,815	—	US$	142,835	US$	143,667	US$	(832)	—	US$	181,590
	US Treasury Floating Rate Note	”	—	—	—	US$	30,756	—	US$	49,760	—	US$	41,355	US$	41,330	US$	25	—	US$	39,193
	Treasury Bill	”	—	—	—		—	—	US$	18,488	—		—		—		—	—	US$	18,493
	Treasury Inflation-Indexed N/B	”	—	—	—	US$	19,349	—	US$	7,972	—	US$	16,995	US$	17,093	US$	(98)	—	US$	10,360
	WI Treasury Securities	”	—	—	—		—	—	US$	22,492	—	US$	22,498	US$	22,492	US$	6	—		—

	Agency bonds/Agency mortgage-backed securities
	FNMA Pool AL9718	Available-for-sale financial assets	—	—	—		—	—	US$	9,841	—		—		—		—	—	US$	9,828
	FNMA TBA 30 Yr 3	”	—	—	—		—	—	US$	14,814	—	US$	11,965	US$	11,949	US$	16	—	US$	2,875
	GNMA II TBA 30 Yr 3.5	”	—	—	—		—	—	US$	21,020	—	US$	19,824	US$	19,855	US$	(31)	—	US$	1,182
	FNMA TBA 30 Yr 4.5	”	—	—	—		—	—	US$	16,703	—	US$	15,933	US$	15,954	US$	(21)	—	US$	751
	GNMA II TBA 30 Yr 3	”	—	—	—		—	—	US$	12,544	—	US$	12,541	US$	12,544	US$	(3)	—		—
	FNMA TBA 30 Yr 4	”	—	—	—		—	—	US$	17,885	—	US$	17,889	US$	17,885	US$	4	—		—
	FNMA TBA 30 Yr 3.5	”	—	—	—		—	—	US$	29,730	—	US$	29,719	US$	29,730	US$	(11)	—		—

	Asset-backed securities
	Capital One Multi Asset Execution Trust	Available-for-sale financial assets	—	—	—	US$	39,626	—	US$	200	—	US$	12,703	US$	12,778	US$	(75)	—	US$	27,177

Note 1:	The ending balance includes the amortization of premium/discount on bonds investments, share of profits/losses of investees and other related adjustment.

TABLE 5

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Types of Property	Transaction Date	Transaction Amount (Foreign Currencies in Thousands)	Payment Term	Counter-party	Nature of Relationships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

TSMC	Fab	January 18, 2017	$352,766	Monthly settlement by the construction progress and acceptance	TASA Construction Corporation	—	N/A	N/A	N/A	N/A	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 6

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

			Transaction Details					Abnormal Transaction		Notes/Accounts Payable or Receivable
Company Name	Related Party	Nature of Relationships	Purchases/Sales	Amount (Foreign Currencies in Thousands)		% to Total	Payment Terms	Unit Price	Payment Terms	Ending Balance (Foreign Currencies in Thousands)		% to Total	Note

TSMC	TSMC North America	Subsidiary	Sales		$153,515,192	64	Net 30 days from invoice date (Note)	—	Note		$70,978,949	66
	GUC	Associate	Sales		1,279,698	1	Net 30 days from the end of the month of when invoice is issued	—	—		456,331	—
	TSMC China	Subsidiary	Purchases		5,446,644	27	Net 30 days from the end of the month of when invoice is issued	—	—		(1,838,200)	7
	WaferTech	Indirect subsidiary	Purchases		2,133,418	11	Net 30 days from the end of the month of when invoice is issued	—	—		(1,352,078)	5
	VIS	Associate	Purchases		1,634,239	8	Net 30 days from the end of the month of when invoice is issued	—	—		(604,897)	2
	SSMC	Associate	Purchases		993,829	5	Net 30 days from the end of the month of when invoice is issued	—	—		(382,806)	1

TSMC North America	GUC	Associate of TSMC	Sales	(US$	225,382 7,233)	—	Net 30 days from invoice date	—	—	(US$	38,508 1,268)	—

Note:	The tenor is 30 days from TSMC’s invoice date or determined by the payment terms granted to its clients by TSMC North America.

TABLE 7

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Related Party	Nature of Relationships	Ending Balance (Foreign Currencies in Thousands)		Turnover Days (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amount	Action Taken

TSMC	TSMC North America	Subsidiary		$71,608,125	47	$4,563,570	—	$5,186,060	$—
	GUC	Associate		456,477	49	210,139	—	213,007	—
TSMC Global	TSMC	Parent company	(US$	6,074,182 200,006)	Note 2	—	—	—	—
TSMC China	TSMC	Parent company	(RMB	1,838,200 417,121)	30	—	—	—	—
	TSMC Nanjing	The same parent company	(RMB	5,522,751 1,253,205)	Note 2	—	—	—	—
TSMC Technology	TSMC	The ultimate parent of the Company	(US$	212,582 7,000)	Note 2	—	—	—	—
WaferTech	TSMC	The ultimate parent of the Company	(US$	1,352,078 44,520)	57	—	—	—	—

Note 1:	The calculation of turnover days excludes other receivables from related parties.
Note 2:	The ending balance is primarily consisted of other receivables, which is not applicable for the calculation of turnover days.

TABLE 8

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Counter Party	Nature of Relationship (Note 1)	Intercompany Transactions
				Financial Statements Item	Amount	Terms (Note 2)	Percentage of Consolidated Net Revenue or Total Assets

0	TSMC	TSMC North America	1	Net revenue from sale of goods	$153,515,192	—	66%
				Receivables from related parties	70,978,949	—	4%
				Other receivables from related parties	629,176	—	—
		TSMC Europe	1	Marketing expenses - commission	106,912	—	—
		TSMC Global	1	Short-term loans	6,074,000	—	—
		TSMC China	1	Purchases	5,446,644	—	2%
				Payables to related parties	1,838,200	—	—
		TSMC Technology	1	Research and development expenses	433,979	—	—
				Payables to related parties	212,582	—	—
		WaferTech	1	Purchases	2,133,418	—	1%
				Payables to related parties	1,352,078	—	—
1	TSMC China	TSMC Nanjing	3	Other receivables from related parties	5,522,751	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.
Note 2:	The sales prices and payment terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices and terms are determined in accordance with mutual agreements.

TABLE 9

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES OVER WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INFORMATION ON INVESTMENT IN MAINLAND CHINA)

FOR THE THREE MONTHS ENDED MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of March 31, 2017			Net Income (Losses) of the Investee (Foreign Currencies in Thousands)	Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note

				March 31, 2017 (Foreign Currencies in Thousands)	December 31, 2016 (Foreign Currencies in Thousands)	Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC	TSMC Global	Tortola, British Virgin Islands	Investment activities	$232,207,219	$232,207,219	7	100	$251,749,192	$1,032,344	$1,032,344	Subsidiary
	TSMC Partners	Tortola, British Virgin Islands	Investing in companies involved in the design, manufacture, and other related business in the semiconductor industry and other investment activities	31,456,130	31,456,130	988,268	100	49,417,255	509,710	509,710	Subsidiary
	VIS	Hsin-Chu, Taiwan	Manufacturing, selling, packaging, testing and computer-aided design of integrated circuits and other semiconductor devices and the manufacturing and design service of masks	10,180,677	10,180,677	464,223	28	9,072,232	1,150,449	324,584	Associate
	SSMC	Singapore	Manufacturing and selling of integrated circuits and other semiconductor devices	5,120,028	5,120,028	314	39	7,153,964	1,014,977	393,709	Associate
	VisEra Tech	Hsin-Chu, Taiwan	Engaged in manufacturing electronic spare parts and in researching, developing, designing, manufacturing, selling, packaging and testing of color filter	5,005,171	5,005,171	253,120	87	5,198,832	(41,467)	(36,051)	Subsidiary
	TSMC North America	San Jose, California, U.S.A	Selling and marketing of integrated circuits and other semiconductor devices	333,718	333,718	11,000	100	4,156,471	64,340	64,340	Subsidiary
	Xintec	Taoyuan, Taiwan	Wafer level chip size packaging and wafer level post passivation interconnection service	1,988,317	1,988,317	111,282	41	2,488,903	(248,164)	(101,299)	Associate
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	386,568	386,568	46,688	35	1,224,963	142,986	49,816	Associate
	VTAF II	Cayman Islands	Investing in new start-up technology companies	608,562	608,562	—	98	462,515	39,563	38,772	Subsidiary
	TSMC Europe	Amsterdam, the Netherlands	Customer service and supporting activities	15,749	15,749	—	100	346,161	10,096	10,096	Subsidiary
	VTAF III	Cayman Islands	Investing in new start-up technology companies	1,355,417	1,355,417	—	98	193,319	(15,889)	(15,571)	Subsidiary
	TSMC Japan	Yokohama, Japan	Customer service and supporting activities	83,760	83,760	6	100	132,315	1,432	1,432	Subsidiary
	TSMC Korea	Seoul, Korea	Customer service and supporting activities	13,656	13,656	80	100	36,769	528	528	Subsidiary
	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies	—	—	—	7	—	—	—	Subsidiary
	TSMC Solar Europe GmbH	Hamburg, Germany	Selling of solar related products and providing customer service	25,266	25,266	1	100	(6,149)	(135)	(135)	Subsidiary

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of March 31, 2017				Net Income (Losses) of the Investee (Foreign Currencies in Thousands)			Share of Profits/Losses of Investee (Note 1) (Foreign Currencies in Thousands)	Note

				March 31, 2017 (Foreign Currencies in Thousands)		December 31, 2016 (Foreign Currencies in Thousands)		Shares (In Thousands)	Percentage of Ownership	Carrying Value (Foreign Currencies in Thousands)

TSMC Partners	TSMC Development	Delaware, U.S.A	Investing in companies involved in the manufacturing related business in the semiconductor industry	$ (US$	17,825,332 586,939)	$ (US$	17,825,332 586,939)	—	100	$ (US$	25,969,581 855,106)	$ (US$	410,042 13,160)		Note 2	Subsidiary
	TSMC Technology	Delaware, U.S.A	Engineering support activities	(US$	433,745 14,282)	(US$	433,745 14,282)	—	100	(US$	526,776 17,345)	(US$	14,829 476)		Note 2	Subsidiary
	ISDF II	Cayman Islands	Investing in new start-up technology companies	(US$	157,737 5,194)	(US$	157,737 5,194)	9,299	97	(US$	292,251 9,623)	(US$	(26 (1	) ))	Note 2	Subsidiary
	TSMC Canada	Ontario, Canada	Engineering support activities	(US$	69,851 2,300)	(US$	69,851 2,300)	2,300	100	(US$	164,775 5,426)	(US$	4,473 144)		Note 2	Subsidiary
	ISDF	Cayman Islands	Investing in new start-up technology companies	(US$	14,432 475)	(US$	14,432 475)	583	97	(US$	461 15)		—		Note 2	Subsidiary
VTAF III	Growth Fund	Cayman Islands	Investing in new start-up technology companies	(US$	44,394 1,462)	(US$	44,394 1,462)	—	100	(US$	27,507 906)	(US$	(312 (10	) ))	Note 2	Subsidiary
	Mutual-Pak	New Taipei, Taiwan	Manufacturing of electronic parts, wholesaling and retailing of electronic materials, and researching, developing and testing of RFID	(US$	158,309 5,213)	(US$	158,309 5,213)	15,643	58	(US$	16,643 548)	(US$	(7,312 (235	) ))	Note 2	Subsidiary
VTAF III	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	62		—		—		Note 2	Subsidiary
VTAF II	VTA Holdings	Delaware, U.S.A	Investing in new start-up technology companies		—		—	—	31		—		—		Note 2	Subsidiary
TSMC Development	WaferTech	Washington, U.S.A	Manufacturing, selling and testing of integrated circuits and other semiconductor devices		—		—	293,637	100	(US$	5,815,737 191,496)	(US$	368,354 11,822)		Note 2	Subsidiary

Note 1:	The share of profits/losses of investee includes the effect of unrealized gross profit on intercompany transactions.
Note 2:	The share of profits/losses of the investee company is not reflected herein as such amount is already included in the share of profits/losses of the investor company.

(Concluded)

TABLE 10

Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries

INFORMATION ON INVESTMENT IN MAINLAND CHINA

FOR THREE MONTHS ENDED MARCH 31, 2017

(Amounts in Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Investee Company	Main Businesses and Products	Total Amount of Paid-in Capital (RMB in Thousands)		Method of Investment	Accumulated Outflow of Investment from Taiwan as of January 1, 2017 (US$ in Thousands)		Investment Flows		Accumulated Outflow of Investment from Taiwan as of March 31, 2017 (US$ in Thousands)		Net Income (Losses) of the Investee Company	Percentage of Ownership	Share of Profits/Losses	Carrying Amount as of March 31, 2017	Accumulated Inward Remittance of Earnings as of March 31, 2017
							Outflow (US$ in Thousands)	Inflow

TSMC China	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	$ (RMB	18,939,667 4,502,080)	Note 1	$ (US$	18,939,667 596,000)	$—	$—	$ (US$	18,939,667 596,000)	$2,169,762	100%	$2,170,716 (Note 2)	$42,649,871	$—
TSMC Nanjing	Manufacturing, selling, testing and computer-aided design of integrated circuits and other semiconductor devices	(RMB	6,435,200 1,366,240)	Note 1	(US$	6,435,200 200,000)	—	—	(US$	6,435,200 200,000)	38,130	100%	38,130 (Note 2)	6,058,911	—

Accumulated Investment in Mainland China as of March 31, 2017 (US$ in Thousands)	Investment Amounts Authorized by Investment Commission, MOEA (US$ in Thousands)	Upper Limit on Investment

$ 25,374,867 (US$ 796,000)	$ 119,412,667 (US$ 3,596,000)	Note 3

Note 1:	TSMC directly invested US$596,000 thousand in TSMC China and US$200,000 thousands in TSMC Nanjing.
Note 2:	Amount was recognized based on the reviewed financial statements.
Note 3:	As the Company has obtained the certificate of being qualified for operating headquarters issued by Industrial Development Bureau, MOEA on August 2016, the upper limit on investment in mainland China pursuant to “Principle of investment or Technical Cooperation in Mainland China” is not applicable.